Confidential draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on July 2, 2024.
This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and
Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

Skycorp Solar Group Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

_____________________________

Cayman Islands	4931	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 212 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yuning “Grace” Bai, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1 212 588-0022	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 +1 212 530-2206

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2024

[•] Ordinary Shares

Skycorp Solar Group Limited

This is the initial public offering on a firm commitment basis of our ordinary shares, par value $1.00 per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price to be in the range of $[•] to $[•] per Ordinary Share. We plan to list our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PN.” We cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq; however, we will not complete this offering unless we are so listed.

Throughout this prospectus, unless the context indicates otherwise, references to “we,” “us,” “our,” “Skycorp Cayman,” and “our Company,” refer to Skycorp Solar Group Limited, a Cayman Islands exempted company, and when describing Skycorp Cayman’s consolidated financial information for the fiscal years ended September 30, 2023 and 2022, also includes Skycorp Cayman’s subsidiaries. References to “PRC subsidiaries” are to Ningbo eZsolar Co., Ltd. (“Ningbo WFOE”), Guangzhou Skycorp Consulting Co., Ltd. (“Guangzhou WFOE”), and their subsidiaries. References to “operating subsidiaries” are to Ningbo Skycorp Solar Co., Ltd. (“Ningbo Skycorp”) and its subsidiaries.

Skycorp Cayman is a Cayman Islands holding company, not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through Ningbo Skycorp and its subsidiaries. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC operating subsidiaries, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which our operating subsidiaries operate, which would likely result in a material change in the operating entities’ operations and/or the value of the securities we are registering for sale, including causing the value of such securities to significantly decline or become worthless. Investors in our Ordinary Shares should be aware that they do not directly hold equity interests in the Chinese operating subsidiaries but rather are purchasing equity interests solely in Skycorp Cayman, a Cayman Islands holding company, which indirectly owns equity interests in the PRC subsidiaries. Our Ordinary Shares offered in this offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in China. See “Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all” on page 17.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” on page 14 for additional information.

Skycorp Cayman is, and will continue to be, a “controlled company” within the meaning of the Nasdaq Stock Market Rules, due to the fact that Mr. Weiqi Huang, the Chairman of our Board of Directors (the “Board”) and our Chief Executive Officer, who beneficially owns 62% of the total voting power of our issued and outstanding Ordinary Shares as of the dated of this prospectus, will own [•]% of the total voting power of our issued and outstanding Ordinary Shares after the offering. In addition, as a “controlled company,” as defined under the Nasdaq Stock Market Rules, Skycorp Cayman is permitted to elect to rely on certain exemptions from corporate governance rules. Skycorp Cayman does not plan to rely on these exemptions but may elect to do so after completing this offering. See “Prospectus Summary — Implications of Being a Controlled Company” on page 15 for additional information.

Investing in our Ordinary Shares involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 17 of this prospectus.

Because the Company conducts all of its operations in China through its operating subsidiaries, we are subject to certain legal and operational risks associated with the operations in China, including changes in the legal, political, and economic policies of the Chinese government, the relationship between China and United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operating entities’ operations and/or the value of our Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, which may be changed from time to time, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (2021 version) became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021 version); we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Data Security Administration Draft. See “Risk Factors — Risks Related to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” on page 21. In addition, as of the date of this prospectus, our operating entities’ operations are conducted entirely in mainland China. Our Hong Kong subsidiary, GreenHash Limited, is an intermediate holding company with no business operation. Therefore, we do not believe that such regulatory actions related to data security or anti-monopoly concerns, particularly in Hong Kong, if any, will affect the Company’s ability to conduct its business, accept foreign investment, or list on a U.S./foreign exchange, separately or differently from those already applicable (or potentially applicable in the future) in mainland China.

Recent statements by the PRC regulatory authorities have indicated an intent to impose more oversight and supervision over offerings conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives. As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for this offering on the CSRC website on April 2, 2024. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all” on page 17.

As of the date of this prospectus, according to our PRC counsel, Jiangsu Junjin Law Firm, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operating entities’ operations.

The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our Company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. In other words, although the Company has not received any denial to list on the U.S. exchange, our operating entities’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or become worthless, by existing or future laws and regulations relating to its business or industry or by influence or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, and (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future. See “Risk Factors — Risks Related to Doing Business in China” beginning on page 17 and “— Risks Related to this Offering and Ownership of Our Ordinary Shares” beginning on page 35 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our Ordinary Shares.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited from trading on a U.S. stock exchange. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China, or the MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and was making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the prospectus, our auditor, Pan-China Singapore, the independent registered public accounting firm that issued the audit report included in this prospectus, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, the Company believes that, as of the date of this prospectus, its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong. However, to the extent that the Company’s auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. In addition to subjecting the Company’s securities to the possibility of being prohibited from trading or delisted from a US exchange, the inability of the PCAOB to conduct inspections of the Company’s auditors’ work papers in China would make it more difficult to evaluate the effectiveness of its auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, the Company’s investors would be deprived of the benefits of the PCAOB’s oversight of its auditor through such inspections and they may lose confidence in the Company’s reported financial information and procedures and the quality of its financial statements. The Company cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to it. Such uncertainty could cause the market price of the Company’s Ordinary Shares to be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 27.

We currently do not maintain any cash management policies that dictate the purposes, amounts and procedures form cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this prospectus, funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 24.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Skycorp Cayman’s ability to pay dividends to its shareholders. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries,” “Prospectus Summary — Summary of Risk Factors,” “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Skycorp Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Hong Kong, GreenHash Limited, through loans or capital contributions without restrictions on the amount of the funds. GreenHash Limited is permitted under the laws of Hong Kong to provide funding to Skycorp Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit Ningbo WFOE and Guangzhou WFOE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. As of the date of this prospectus, neither the Company nor its subsidiaries have made transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. As of the date of this prospectus, no dividends or distributions have been made between Skycorp Cayman and any of its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Currently, we make intra-group transactions through our organization in two ways: (1) investments by parent company in its subsidiaries; and (2) internal borrowing and lending between companies. Other than cash transferred through our organization by way of intra-group transactions, there were no other cash transfers and transfers of other assets between our holding company and our subsidiaries as of the date of this prospectus and during the fiscal years ended September 30, 2023 and 2022. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” on page 6.

	Per Share		No Exercise of Over-allotment Option		Full Exercise of Over-allotment Option
Public offering price(1)	$	[•]	$	[•]	$	[•]
Underwriting discounts(2)	$	[•]	$	[•]	$	[•]
Proceeds to us before expenses(3)	$	[•]	$	[•]	$	[•]

____________

(1)      The initial public offering price per share is assumed as US$[•], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay Univest Securities, LLC, the representative on behalf of the underwriters (the “Representative”), an underwriting discount of seven percent (7%) of the gross proceeds in this offering (the “underwriting discounts”). See “Underwriting” starting on page 136 of this prospectus for more information regarding our arrangements with the underwriters.

(3)      The total estimated expenses related to this offering are set forth in the section entitled “Expenses of This Offering” on page 141.

We have agreed to grant the Representative a 45-day option to purchase up to fifteen percent (15%) of the aggregate number of Ordinary Shares sold in the offering. This offering is being conducted on a firm commitment basis.

The Representative expects to deliver the Ordinary Shares against payment in U.S. dollars in New York, NY on or about [•], 2024.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [•], 2024

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the U.S. Securities and Exchange Commission (the “SEC”). We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to this Prospectus

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“ASIC”	Application-specific integrated circuit
“AI”	Artificial Intelligence
“China” or “PRC”	The People’s Republic of China
“CPU”	Central processing unit
“Exchange Act”	Securities Exchange Act of 1934, as amended
“ESS”	Energy Storage System
“GPU”	Graphic process unit
“Guangzhou WFOE”	Guangzhou Skycorp Consulting Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited
“HPC”	High-Performance Computing
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only
“Ningbo Skycorp”	Ningbo Skycorp Solar Co., Ltd., a 49% owned subsidiary of Ningbo eZsolar Co., Ltd. and 51% owned subsidiary of Guangzhou Skycorp Consulting Co., Ltd.
“Ningbo Pntech”

Ningbo Pntech New Energy Co., Ltd., a 75% owned subsidiary of Ningbo Skycorp. The remaining 25% equity interest of Ningbo Pntech was owned as to 12.5% by a third-party individual Mr. Weiping Wu and 12.5% by a third-party individual Mr. Xufeng Lu

“Ningbo Dcloud Information”	Ningbo Dcloud Information Technology Co., Ltd., a wholly owned subsidiary of Ningbo Skycorp
“Ningbo WFOE”	Ningbo eZsolar Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited
“Ordinary Shares”	Our ordinary shares, par value $1.00 per share

ii

“PCAOB”	Public Company Accounting Oversight Board
“PFIC”	A passive foreign investment company
“PV”	Photovoltaic
“RMB” or “Renminbi”	Legal currency of China
“Securities Act”	The Securities Act of 1933, as amended
“Skycorp Cayman”	Skycorp Solar Group Limited, a Cayman Islands exempted company, formerly known as Skycorp Digital Holdings Group Limited
“Skycorp BVI”	Skycorp Digital Limited, a British Virgin Islands exempted company and a wholly owned subsidiary of Skycorp Cayman
“TÜV”	Technischer Überwachungsverein in German, which means Technical Inspection Association
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States
“WFOE”	Wholly foreign-owned enterprise
“Zhejiang Skycorp”	Zhejiang Skycorp New Energy Co., Ltd., previously known as Zhejing QuinnTek Co, Ltd., a wholly owned subsidiary of Ningbo Skycorp
“Zhejiang Pntech”

Zhejiang Pntech Technology Co., Ltd., a 65% owned subsidiary of Ningbo Skycorp. The remaining 35% equity interest of Zhejiang Pntech was owned as to 30% by a third-party individual Mr. Xufeng Lu and 5% by a third-party individual Ms. Fangyuan Qiu

Our reporting currency is the U.S. dollar. The functional currency of subsidiaries located in China is the RMB. The functional currency of subsidiaries located in Hong Kong and Singapore are the Hong Kong dollars (“HK$”) and Singapore dollars (“S$”), respectively. This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader.

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company with no operation of its own that indirectly holds 100% of the equity interest of China-based operating companies.

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple Integrated Circuit (“IC”) chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our expertise and experience in the solar PV products and services market, experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and high computing server solutions to enterprise customers of HPC servers.

For the years ended September 30, 2023 and 2022, our revenues were $51,022,301 and $62,148,521, respectively, and our net incomes were $1,807,728 and $2,149,807, respectively. For the year ended September 30, 2023, we generated 71.19% from solar PV products and services and 27.71% from HPC products compared to 39.49% from solar PV products and services and 55.54% from HPC products for the year ended September 30, 2022.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        Advanced technologies provide us with a competitive advantage in the solar cable market

•        Valuable brand and long-term and stable relations with customers

•        Robust quality control and technology innovation ensure our competitive edges and premium products

•        Comprehensive and efficient production management system ensures quality and efficiency

•        Offering comprehensive experience to our customers

•        Experienced and visionary management team

Our Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        Invest in business expansion

•        Continue to enhance our customized products and brand recognition

•        Increase efficiency by development of technologies

•        Refine talent development processes for increasing team competitiveness

Corporate History and Structure

Skycorp Cayman (formerly known as Skycorp Digital Holdings Group Limited) was incorporated under the laws of the Cayman Islands as an exempted company on January 19, 2022, for the purposes of effectuating this offering, and is currently not engaging in any business. We commenced our business through Ningbo Skycorp in April 2011 and conducted all the operations in China through Ningbo Skycorp and its subsidiaries thereafter. This is an offering of the Ordinary Shares of the Cayman Islands holding company. You may never hold equity interests in the PRC operating subsidiaries. Skycorp Cayman controls its PRC subsidiaries through equity ownership. We do not use a variable interest entity structure.

Skycorp BVI was established in the British Virgin Islands on February 16, 2022. Skycorp BVI is a wholly owned subsidiary of Skycorp Cayman and an investment holding company currently not actively engaging in any business.

GreenHash PTE. Ltd. was established in Singapore on April 12, 2022. GreenHash PTE. Ltd. is a wholly owned subsidiary of Skycorp BVI and an investment holding company currently not actively engaging in any business.

GreenHash Limited was incorporated on March 30, 2022 under the laws and regulations in Hong Kong. GreenHash Limited is a wholly owned subsidiary of Skycorp BVI and an investment holding company currently not actively engaging in any business.

Ningbo WFOE was established on June 29, 2023 under the laws of the PRC. Ningbo WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Guangzhou WFOE was established on July 14, 2020 under the laws of the PRC. Guangzhou WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Ningbo Skycorp was established on April 26, 2011 under the laws of the PRC. Ningbo Skycorp is 49% owned by Ningbo WFOE and 51% owned by Guangzhou WFOE and is our operating entity engaging in the sale of solar PV products and HPC servers.

Ningbo Pntech was established on April 22, 2011 under the laws of the PRC. Ningbo Pntech is a 75% owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the manufacture and sale of solar PV products. The remaining 25% equity interest of Ningbo Pntech was owned as to 12.5% by a third-party individual Mr. Weiping Wu and 12.5% by a third-party individual Mr. Xufeng Lu.

Zhejiang Pntech was established on April 26, 2021 under the laws of the PRC. Zhejiang Pntech is a 65% owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the manufacture and sale of solar PV products. The remaining 35% equity interest of was owned as to 30% by a third-party individual Mr. Xufeng Lu and 5% by a third-party individual Ms. Fangyuan Qiu.

Zhejiang Skycorp was established on April 23, 2015 under the laws of the PRC. Zhejiang Skycorp is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of solar PV products and HPC servers.

Ningbo Dcloud Information was established on July 27, 2015 under the laws of the PRC. Ningbo Dcloud Information is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of solar PV products and HPC servers.

Ningbo Superfast Technology Co., Ltd. (“Ningbo Superfast”) was established on May 17, 2021 under the laws of the PRC, which was a 51% owned subsidiary of Ningbo Skycorp and was not engaged in any operation activities. On June 21, 2023, Ningbo Skycorp disposed of its 51% shares in Ningbo Superfast to a third-party individual. As a result, Ningbo Superfast was no longer one of our subsidiaries.

Beijing TronNix Technology Co., Ltd. was established on August 16, 2022 under the laws of the PRC, which was a wholly owned subsidiary of Zhejiang Skycorp. On November 28, 2023, Beijing TronNix Technology Co., Ltd. was dissolved. As a result, Beijing TronNix Technology Co., Ltd. was no longer one of our subsidiaries.

The following diagram illustrates the corporate structure of the Company as of the date of this prospectus and upon completion of this offering:

The following financial information was included in the consolidated financial statements. For more information, see our consolidated financial statements and related notes from page F-1 to page F-29 that appear in this prospectus.

	As of September 30,
	2023	2022
Total Assets	$29,599,605	$32,845,341
Total Liabilities	$12,565,465	$17,154,355
	Fiscal Years Ended September 30,
	2023	2022
Revenue	$51,022,301	$62,148,521
Net income	$1,807,728	$2,149,807

	Fiscal Years Ended September 30,
	2023	2022
Net cash provided by operating activities	$549,261	$10,566,010
Net cash provided by/(used in) investing activities	(2,268,753)	250,605
Net cash (used in)/provided by financing activities	3,522,998	(7,773,092)
Effect of foreign currency translations	(169,851)	(394,582)
Net increase in cash and cash equivalents	$1,633,655	$2,648,941

Regulatory Permissions

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Jiangsu Junjin Law Firm, other than those requisite for a domestic company in China to engage in businesses similar to ours and the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, as of the date of this prospectus, we are not required to obtain other permission from Chinese authorities, including the China Securities Regulatory Commission, or the “CSRC”, Cyberspace Administration of China, or the “CAC” or any other governmental agency that is required to approve our operating entities’ operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in a relevant business or conducting any offering, and these risks could result in a material adverse change in our operating entities’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our operating subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Ningbo Skycorp	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Ningbo Skycorp	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Ningbo Customs	Long-term
Ningbo Skycorp	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Dcloud Information	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Ningbo Dcloud Information	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Ningbo Customs	Long-term
Ningbo Dcloud Information	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Dcloud Information	Archival filing of international freight forwarders	Ministry of Commerce of the PRC	Long-term

Company	License/Permission	Issuing Authority	Validity
Ningbo Dcloud Information	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Ningbo Pntech	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Ningbo Pntech	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Pntech	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Ningbo Pntech	Quality Management System Certificate	Shanghai Ingeer Certification Assessment Co., Ltd.	January 6, 2025
Ningbo Pntech	Certificate of Work Safety Standardization Enterprise in Light Industry	Ministry of Emergency Management of the PRC	October 17, 2024
Ningbo Pntech	Fixed Pollutant Discharge Permit	The Ministry of Ecology and Environment of the PRC	April 23, 2025
Zhejiang Skycorp	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Zhejiang Skycorp	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Zhejiang Skycorp	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Zhejiang Pntech	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Zhejiang Pntech	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Zhejiang Pntech	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term

On February 17, 2023, the CSRC released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Notice, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met certain circumstances are “existing enterprises.” Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancing and other filing matters. As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for this offering on the CSRC website on April 2, 2024.

However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operating entities’ operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all” on page 17.

As of the date of this prospectus, according to our PRC counsel, Jiangsu Junjin Law Firm, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operating entities’ operations.

Transfers of Cash to and from Our Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct all of the operations through Ningbo Skycorp, our wholly owned subsidiary and its subsidiaries. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 20.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries.

Currently, we make intra-group transactions through our organization in two ways: (1) investments by parent company in its subsidiaries; and (2) internal borrowing and lending between companies. Other than cash transferred through our organization by way of intra-group transactions, there were no other cash transfers and transfers of other assets between our holding company and our subsidiaries as of the date of this prospectus and during the fiscal years ended September 30, 2023 and 2022.

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Regulation — Regulations Relating to Private Lending.”

We currently do not maintain any cash management policies that dictate the purposes, amounts and procedures form cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this prospectus, funds can be transferred in accordance with the applicable PRC laws and regulations.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation — Regulations Relating to Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. See also “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 23.

As of the date of this prospectus, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment” on page 23.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 22.

Impact of COVID-19

The outbreak of novel coronavirus (COVID-19) began in December 2019 and was quickly declared a Public Health Emergency of International Concern on January 30, 2020 by the World Health Organization.

The COVID-19 pandemic has not had a significant negative impact on our operating entities’ operations or financial performance to date, the government has adopted several measures to contain and mitigate the effects of the COVID-19 pandemic, including quarantines, travel restrictions, temporary closure of stores and facilities, capsuled labor, and other restrictive orders. Our business maintained an upward trend despite these challenges during the fiscal years 2023 and 2022.

COVID-19 was temporarily contained in the PRC since the second quarter of 2020 through 2021, certain of our manufacturers experienced delays and shut-downs due to the COVID-19 pandemic. However, our production and sales of solar PV products resumed gradually in the second half of 2020 and the fiscal year 2021.

From January 2022 to July 2022, there were outbreaks of the Omicron variant of COVID-19 and the local governments placed lockdowns and mass testing policies in most cities in China, where our dealers and suppliers operate, including but not limited to Tianjin, Beijing, Shanghai, and Ningbo. Starting in July 2022, China gradually loosened its quarantine policy, and the overall economy and consumer spending bounced back significantly. As a result, our total revenues increased by approximately 54% for the year ended September 30, 2022 compared to the year ended September 30, 2021.

In late 2022, there was a temporary surge of COVID-19 cases in many cities in the PRC during this time, which, to varying degrees and for a short period of time, disrupted our and our customers’ and suppliers’ business operations, and therefore affected our operational and financial performance. Shortly after that, our business operations in the PRC returned to normal levels in the fiscal year 2023. However, we cannot assure you that our business will not be affected by an outbreak of COVID-19 in the future.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•        Changes in the economic policies of the PRC may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — Changes in the economic policies of the PRC may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 17;

•        Uncertainties with respect to the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us” on page 17;

•        We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering, and any future offerings and fully comply with the relevant new rules on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering, and any future offerings and fully comply with the relevant new rules on a timely basis, if at all” on page 17;

•        The Chinese government has significant oversight and discretion over our operating entities’ business operations and may intervene or influence our operating entities’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating entities’ operations and our Ordinary Shares could decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government has significant oversight and discretion over our operating entities’ business operations and may intervene or influence our operating entities’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating entities’ operations and our Ordinary Shares could decline in value or become worthless” on page 20;

•        Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless” on page 21;

•        Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See “Risk Factors — Risks Related to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” on page 21;

•        We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 23; and

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 27.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner. See “Risk Factors — Risks Related to Our Business and Industry — Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner” on page 29;

•        We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition. See “Risk Factors — Risks Related to Our Business and Industry — We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition” on page 30;

•        Our business has been and may continue to be affected by the outbreak of COVID-19. See “Risk Factors — Risks Related to Our Business and Industry — Our business has been and may continue to be affected by the outbreak of COVID-19” on page 32;

•        Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete. See “Risk Factors — Risks Related to Our Business and Industry — Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete” on page 33; and

•        A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects. See “Risk Factors — Risks Related to Our Business and Industry — A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects” on page 33.

Risks Related to this Offering and Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to Ordinary Shares and this offering, including, but not limited to, the following:

•        An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly” on page 35;

•        The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors” on page 35; and

•        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution” on page 37.

Holding Foreign Company Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance (the “MOF”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and was making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the prospectus, our auditor, Pan-China Singapore PAC, the independent registered public accounting firm that issued the audit report included in this prospectus, are not subject to the determinations as to the inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021 as they are not on the list published by the PCAOB. As of the date of the prospectus, Pan-China Singapore PAC, headquartered in Singapore, is subject to inspection by the PCAOB on a regular basis, with the last inspection in 2020.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Pan-China Singapore PAC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 27.

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China which may be changed from time to time, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which took effect in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which took effect in January 2021 requires acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cyber Security Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

In addition, on July 10, 2021, the CAC issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules, companies holding more than one million users’ data must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas initial public offerings.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Administrative Provisions”), which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

On February 17, 2023, the CSRC released a set of new regulations which consists of the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Notice, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met certain circumstances are “existing enterprises.” Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancing and other filing matters. As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for this offering on the CSRC website on April 2, 2024.

However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in a relevant business or conducting any offering, and these risks could result in a material adverse change in our operating entities’ operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all” on page 17.

As of the date of this prospectus, according to our PRC counsel, Jiangsu Junjin Law Firm, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operating entities’ operations.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on its home country’s corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that it nevertheless complies with Nasdaq’s notification of non-compliance requirement (Rule 5625), the voting rights requirement (Rule 5640) and that it has an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Prior to completing this offering, we will not rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq. If we choose to do so in the future, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Weiqi Huang, the Chairman of our Board of Directors and our Chief Executive Officer, who beneficially owns 62% of the total voting power of our issued and outstanding Ordinary Shares as of the dated of this prospectus, will own [•]% of our total issued and outstanding Ordinary Shares, representing [•]% of our total voting power, assuming the option to purchase additional Ordinary Shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rule 5615(c) because Mr. Weiqi Huang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Corporate Information

Our principal executive offices are located at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048, and our telephone number is +86 0574 87966876. Our websites are www.skycorp.com, www.etronpower.com, and www.pntech.com.cn. Information contained on, or available through, our websites do not constitute part of, and are not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. BOX 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The Offering

Ordinary Shares being offered:	[•] Ordinary Shares.
Initial offering price:	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per Ordinary Share.
Ordinary Shares outstanding prior to the completion of this Offering:	50,000 Ordinary Shares.
Ordinary Shares outstanding immediately after this Offering:

[•] Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, and excluding up to [•] Ordinary Shares, underlying the Representative’s Warrants.

[•] Ordinary Shares, assuming full exercise of the Representative’s over-allotment option, and excluding up to [•] Ordinary Shares, underlying the Representative’s Warrants.

Over-allotment Option:

We have granted the Representative an option, exercisable within forty-five (45) days after the closing of this offering, to purchase up to fifteen percent (15%) of the aggregate number of Ordinary Shares sold in the offering.

Representative’s Warrants:

We have agreed to issue to the Representative warrants to purchase a number of Ordinary Shares equal to an aggregate of five percent (5%) of the Ordinary Shares sold in the offering. The exercise price of the warrants will be equal to 110% of the offering price of the Ordinary Shares offered hereby.

Listing:

We plan to list our Ordinary Shares on the Nasdaq Stock Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed ticker symbol:	“PN”
Use of proceeds:

We intend to use the net proceeds of this offering to: (i) expand product lines and services, (ii) strengthen research and development capabilities, (iii) improve brand recognition through multi-channel marketing, and (iv) for working capital and general corporate matters. For more information on the use of proceeds, see “Use of Proceeds” on page 43.

Lock-up:

All of our directors and officers and shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer agent	VStock Transfer
Risk factors:

Investing in our Ordinary Shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 17.

RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends, the trading price of our Ordinary Shares and ability to offer and continue to offer securities to investors. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

Changes in the economic policies of the PRC may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

All of our operating entities’ operations are conducted in China. A majority of our revenues are sourced from Asia, representing 85% and 84% of our total revenues for the fiscal years ended September 30, 2023 and 2022, respectively, among which 65% and 40% of our total revenues derived from mainland China for the same years. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic environment in the PRC.

The PRC economy has experienced significant growth in the past four decades, however, there can be no assurance that such growth will continue. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us.

The legal system of China is based on written statutes and their legal interpretations by the SCNPC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, since these laws and regulations are relatively new and can change quickly with little advance notice, and the Chinese legal system continues to rapidly evolve, the interpretation and of these laws and regulations may not be uniform and the enforcement of these laws and regulations involve uncertainties, which could result in a material change in our operating entities’ operations and/or the value of our Ordinary Shares. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. This opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On December 24, 2021, the CSRC published the Draft Administrative Provisions and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

On February 17, 2023, the CSRC released a set of new regulations which consists of the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Notice, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met certain circumstances are “existing enterprises.” Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancing and other filing matters. As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for this offering on the CSRC website on April 2, 2024.

However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in a relevant business or conducting any offering, and these risks could result in a material adverse change in our operating entities’ operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless.

The M&A Rules and certain other PRC regulations establish additional procedures for some acquisitions of Chinese companies by foreign investors, which could create certain obstacles for us to pursue growth through acquisitions in China.

The M&A Rules adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming. For example, the M&A Rules require that the PRC Ministry of Commerce, or the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 and latest amended in 2022, together with the Provisions of the State Council on Notification Thresholds for Concentrations Between Undertakings (2024 revision), requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB 12 billion and at least two of these operators each had a turnover of more than RMB 800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 4 billion, and at least two of these operators each had a turnover of more than RMB 800 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may expand our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are Chinese residents to liabilities or penalties.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and the use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

The Chinese government has significant oversight and discretion over our operating entities’ business operations and may intervene or influence our operating entities’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating entities’ operations, and our Ordinary Shares could decline in value or become worthless.

Our business is subject to supervision and regulation by the relevant PRC governmental authorities, including but not limited to the SAMR and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. The PRC government has significant oversight and discretion over the conduct of our operating entities’ business operations and may intervene or influence our operating entities’ operations at any time. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within the required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and the interpretation and implementation of current and any future PRC laws and regulations applicable to us are subject to evolving. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operating entities’ operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry, and we do not believe we are among the “operator of critical information infrastructure,” “data processor,” “online platform operators,” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021 version) was newly adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated, it is unclear how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, we cannot assure you that we will not be deemed as the “operator of critical information infrastructure,” “data processor,” “online platform operators,” or “data handler” as mentioned above. We believe that, as of the date of this prospectus, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, and (2) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our operations. As of the date of this prospectus, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 10, 2021, the CAC issued the Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor,” who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021 version) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020 version). Measures for Cybersecurity Review (2021 version) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On November 14, 2021, the CAC published the Data Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

In addition, on September 28, 2023, CAC published the Provisions on Regulating and Promoting Cross-border Data Transfer (Draft for Comments), or the Cross-border Data Transfer Provisions. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection. However, the Cross-border Data Transfer Provisions were released for public comment only and their provisions and anticipated adoption date are subject to change, and their interpretation and implementation remain uncertain.

As of the date of this prospectus, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. If the Data Security Administration Draft is enacted as proposed in the future, we believe that our operating entities’ operations and listing will not be affected by both the Measures for Cybersecurity Review (2021 version) or the Data Security Administration Draft, and that we will not be subject to cybersecurity review by the CAC for this offering, given that: (i) we do not possess personal information of more than one million individuals in our business operations as of the date of this prospectus and do not anticipate that we will be collecting over one million users’ personal information in the near future; (ii) as a company that primarily in the provision of solar PV products and HPC servers, our operating subsidiaries in China are unlikely to be classified as a critical information infrastructure operator by the regulatory agencies, and we have not been informed as an operator of critical information infrastructure by any government authorities; (iii) data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, the relevant regulatory authorities of China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Measures for Cybersecurity Review (2021 version) and the Data Security Administration Draft will be interpreted or implemented, and whether the regulatory agencies of China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021 version) and the Data Security Administration Draft are subject to change. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and as amended in December 2018, an enterprise established outside of China with “de facto management bodies” within China is considered a Chinese “resident enterprise” for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to this notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because all of our operating entities’ operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes are subject to change from time to time. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment.

The PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we operate our businesses through our operating subsidiaries. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC subsidiaries. If the PRC subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiaries in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Skycorp Cayman and its subsidiaries is subject to restrictions. The PRC government regulates the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment.” In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our business may be materially and adversely affected if any of our PRC subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operating entities’ operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China, or the PBOC regularly supervise the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The Labor Contract Law has reinforced the protection of employees who have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Our PRC subsidiaries have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Our PRC subsidiaries have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau has its own discretion to enforce the compliance of these regulations by employers.

In respect of the social insurance, our PRC legal counsel, Jiangsu Junjin Law Firm, has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this prospectus, our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and our PRC subsidiaries may be adversely affected.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign law. It may also be difficult for you or overseas regulators to conduct investigations based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and we conduct all of our operating entities’ operations in China and all of our assets are located in China. In addition, all of our senior executive officers are located in the PRC. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Enforceability of Civil Liabilities” on page 48.

It may also be inconvenient for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementing of rules under Article 177 have to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the solar PV energy and HPC server industries.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the solar PV energy and HPC server industries. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and other business locations world widely. Our customers may experience financial distress, filing for bankruptcy protection, going out of business, or suffering disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the epidemics impacts our operating entities’ operations will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the epidemics and the actions taken by governments and private businesses. However, it is unlikely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed the SOP with the CSRC and the MOF. The SOP Agreement establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and was making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Pan-China Singapore, the independent registered public accounting firm that issued the audit report included in this prospectus, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, the Company believes that, as of the date of this prospectus, its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong. However, to the extent that the Company’s auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. In addition to subjecting the Company’s securities to the possibility of being prohibited from trading or delisted from a US exchange, the inability of the PCAOB to conduct inspections of the Company’s auditors’ work papers in China would make it more difficult to evaluate the effectiveness of its auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, the Company’s investors would be deprived of the benefits of the PCAOB’s oversight of its auditor through such inspections and they may lose confidence in the Company’s reported financial information and procedures and the quality of its financial statements. The Company cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to it. Such uncertainty could cause the market price of the Company’s Ordinary Shares to be materially and adversely affected.

Risks Related to Our Business and Industry

Our HPC server business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

We had certain HPC server customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the fiscal year ended September 30, 2022, two HPC server customers accounted for 23.26% and 16.61% of the Company’s total revenues, respectively. For the fiscal year ended September 30, 2023, two HPC server customers accounted for 13.02% and 10.23% of the Company’s t total revenues, respectively. Revenues from these customers accounted for 83.9% and 71.8% of the HPC server business revenue for the fiscal years ended September 30, 2023 and 2022, respectively.

During the year ended September 30, 2023, we entered into a series of standard sales contracts with a major HPC customer for the sales of a total of 2,001 HPC servers for approximately $6.6 million in total. The payments were made 100% in advance, and the products sold were delivered batch by batch over the 12 months after the dates of the contracts pursuant to the contracts. If we cannot maintain long-term relationships with existing major HPC server customers, or develop new HPC server customers from period to period with equivalent terms, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations. In addition, we may not be able to properly identify trends or introduce new products and services to the market as quickly, efficiently, or competitively priced as our competitors. Existing customers may not generate new business for us or make our business uncompetitive with our competitors. If our HPC server customer base decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our HPC server business and results of operations may be materially and adversely affected.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and diversion of our resources.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally do not place firm purchase orders until several weeks before the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in our Ordinary Shares.

If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term and short-term borrowings. Our ability to expand our production facilities and establish advanced technology manufacturing facilities will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•        our growth plan and strategy;

•        manufacturing process and product technologies;

•        market conditions;

•        prices of equipment;

•        costs of construction and installation;

•        interest rates and foreign exchange rates; and

•        social, economic, financial, political and other conditions in China and elsewhere.

If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our planned growth, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in China. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in new capacity. Our competitors may be able to grasp the market opportunities before us by introducing new products using such capacity. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the solar PV and HPC server industries include:

•        price;

•        product performance features and quality;

•        ability to cater to the customers’ evolving demand;

•        ability to reduce production cost;

•        ability to provide sufficient quantity of products to fulfill customers’ needs;

•        research and development, including the ability to develop new technologies;

•        time-to-market; and

•        access to capital and financing ability.

Our ability to compete successfully in the solar PV and HPC server industries also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may decide to expand into new businesses or industries in the future and may encounter difficulties and face risks in connection with such expansion. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

We may evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. Mergers, investments or acquisitions that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•        problems integrating the acquired operations, technologies or products into our existing business and products;

•        diversion of management’s time and attention from our core business;

•        conflicts with joint venture partners;

•        adverse effect on our existing business relationships with customers;

•        need for financial resources above our planned investment levels;

•        failures in realizing anticipated synergies;

•        difficulties in retaining business relationships with suppliers and customers of the acquired company;

•        risks associated with entering markets in which we lack experience;

•        potential loss of key employees of the acquired company; and

•        potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges of identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operating entities’ operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market our products. We have been granted 44 patents, 33 trademarks, 16 copy rights, and 1 domain name in China relating to our products. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation.

Other technology development in solar PV products could render our products uncompetitive or obsolete.

We currently manufacture solar PV products primarily using mechanical and semi-automated technology, which are currently the most commonly used manufacturing technologies. We may face competition from solar PV product manufacturers utilizing alternative fully automated technologies. In addition, new materials may, in the future, gain wider market acceptance than traditional materials for application in certain solar energy solutions, such as new conductive materials and outdoor durable plastic raw materials. Failure to further refine our mechanical technology or any other alternative technology could render our products uncompetitive or obsolete, which in turn could cause our sales and revenues to decline. Moreover, if the various alternative fully automated technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios and begin mass production, such technologies may pose a great challenge to cost-effective power transmission. Even though we seek to remain competitive through research and development, we may invest in research and development in certain technologies that do not come to fruition.

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the solar PV industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology manufacturing plants to lower production costs and enable the timely release of new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology manufacturing facilities and new capacity subject to market demand and our overall business strategy. However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our advanced technology manufacturing plants, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Our business has been and may continue to be affected by the outbreak of COVID-19.

The COVID-19 pandemic has somehow affected our business. We have been gradually recovering from the delay in commencement of operations in China since the beginning of March 2020. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

Though the impact of COVID-19 came to an end in November 2022, and there has been no indication of another outbreak of COVID-19 so far, given the uncertainty of the future development of the COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact on our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the possible outbreak of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or mitigate its impact, almost all of which are beyond our control.

If demand for our products does not continue to grow or grows at a slower rate than we anticipate, our solar PV products and HPC servers businesses will suffer.

Our future success depends on continued demand for our products and the ability to meet this demand. The solar PV industry and HPC server industry are evolving industries that have experienced substantial changes in recent years, and we cannot be certain that consumers and businesses will continue to choose our products at levels sufficient to grow our business. Suppose the demand for solar energy or HPC servers fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

Chinese and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in China, Southeast Asia, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our solar PV products. The price of electricity could decrease as a result of:

•        construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

•        relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•        reductions in the price of natural gas or other fuels;

•        utility rate adjustment and customer class cost reallocation;

•        decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

•        development of smart-grid technologies that lower the peak energy requirements;

•        development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•        development of new energy generation technologies that provide less expensive energy.

If the cost of electricity generated by solar energy installations incorporating our products is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

We are required to comply with PRC laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. We may become liable under certain of these laws and regulations for costs to investigate or remediate contamination if any at properties we own or operate. Liability under these laws and regulations can be imposed on a joint and several bases and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We may need to hire more employees in the future which would increase our costs and expenses.

The disruption of supply or shortage of components and materials could increase our cost of revenues and adversely affect our business, financial condition, and results of operation.

We may experience supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as servers, photovoltaic cable, and photovoltaic connectors. While we have not in the past experienced material fluctuations or volatility in the cost of raw materials required to make our products, we may in the future experience such fluctuations, including for reasons beyond our control. Factors affecting supply and price include variables such as competition, supply and distribution challenges, customer demand, governmental policies and other factors that are generally unpredictable and beyond our control, among others, any of which could adversely affect our business and operating results. Any attempts by us to increase our product prices in response to supply interruption could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We have engaged in the past in related party transactions, which may result in adverse effects to our business, financial condition and results of operations.

We have engaged in the past in related party transactions, making loans to certain of our executive officers and directors, and BVI shareholders. Specifically, as of September 30, 2023 and 2022, $4,143,833 and $6,631,755 were due from related parties, respectively, or approximately 8% and 11%, respectively, of revenues totaling $51,022,301 and $62,148,521 for the same periods. Among these, $4,025,295 and $5,572,480 were due from Weiqi Huang, our Chairman of the Board of Directors and Chief Executive Officer, or approximately 8% and 9%, respectively, of revenues totaling $51,022,301 and $62,148,521 for the same periods. As of the date of this prospectus, the remaining balance due from Weiqi Huang is $726,685. See “Related Party Transactions” for additional information.

Related party transactions may present conflicts of interest, could result in disadvantages to our Company, and may impair investor confidence. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our Company and our shareholders. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our affiliates may economically benefit from our arrangements with related parties. If we engage in related party transactions on unfavorable terms, our business, financial condition, and results of operations may be negatively impacted.

Risks Related to this Offering and Ownership of our Ordinary Shares

An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

We plan to list our Ordinary Shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our Ordinary Shares, and we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The initial public offering price for our Ordinary Shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        conditions in the market for hash power sever and solar PV products;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•        negative publicity regarding Chinese listed companies; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [•] Ordinary Shares outstanding immediately after this offering or [•] Ordinary Shares assuming the full exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Ordinary Shares for 6 months from the effectiveness of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their Ordinary Shares. As a result, you will experience immediate and substantial dilution of $[•] per share, representing the difference between our net tangible book value per share of $[•] as of September 30, 2023, after giving effect to this offering and an assumed initial public offering price of $[•] per share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for expanding product lines and services, strengthening research and development capabilities, improving brand recognition through multi-channel marketing, and working capital and general corporate matters. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our CEO has substantial influence over our Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Weiqi Huang, our Chairman of the Board of Directors and Chief Executive Officer, beneficially owns an aggregate of 62% of our outstanding Ordinary Shares. Upon the completion of this offering, Mr. Huang will beneficially own approximately [•] Ordinary Shares, or approximately [•]% of our issued and outstanding Ordinary Shares.

Accordingly, Mr. Huang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Huang will also have the power to prevent or cause a change in control. Without the consent of Mr. Huang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Huang could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Huang may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding Mr. Huang and his affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow one or more of our shareholders holding shares, separately or together, representing in aggregate not less than 10% of the rights to vote at such general meeting, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of a general meeting. A quorum required for a general meeting is (a) if the Company has only one member: that member; (b) if the Company has more than one member, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Newly enacted Economic Substance Legislation in the Cayman Islands may have an impact on the Company.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are located in the PRC. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        the expected or potential impact of the COVID-19 pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

•        our dependence on growth in the demand for our products;

•        our ability to compete effectively;

•        our dependence on a small number of customers for a substantial portion of our net revenue;

•        our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our ability to acquire sufficient raw materials and obtain equipment and services from our suppliers in suitable quantity and quality;

•        our dependence on key personnel;

•        our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•        changes in technology and competing products;

•        general economic and political conditions, including those related to the new energy industry;

•        possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity;

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from Mordor Intelligence, Expert Market Research, Emergen Research, GlobalData, Hyperion Research, SolarPower Europe, and China Photovoltaic Industry Association, etc. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the Solar PV Energy and HPC Server industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•], after deducting estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $[•] per Ordinary Share (excluding any exercise of the underwriters’ over-allotment option).

We plan to use the net proceeds from this offering as follows:

Description of Use	Estimated Amount of Net Proceeds	%
Expand product lines and services		$30%
Strengthen research and development capabilities		30%
Improve brand recognition through multi-channel marketing		20%
Working capital and general corporate matters		20%
Total	$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2023 as follows:

•        on an actual basis;

•        on an adjusted basis to reflect the sale of [•] Ordinary Shares in this offering (without exercise of over-allotment option), at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us; and

•        on an adjusted basis to reflect the sale of [•] Ordinary Shares (with full exercise of over-allotment option) in this offering, at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2023
	Actual	Pro Forma As Adjusted with No Exercise of Over-allotment Option	Pro Forma As Adjusted with Full Exercise of Over-allotment Option(1)
	US$	US$	US$
Shareholders’ Equity
Ordinary shares, $1 par value, 50,000 Ordinary Shares authorized, 50,000 Ordinary Shares issued and outstanding, [•] Ordinary Shares issued and outstanding on a pro forma as adjusted basis, and [•] Ordinary Shares issued and outstanding on a pro forma adjusted basis with full exercise of over-allotment option	50,000	[•]	[•]
Additional paid-in capital	1,985,155	[•]	[•]
Retained earnings	13,804,463	[•]	[•]
Accumulated other comprehensive income	(551,869)	([•] )	([•] )
Total equity attributable to the Company	15,287,749	[•]	[•]
Equity attributable to non-controlling interests	1,746,391	[•]	[•]
Total shareholders’ equity	17,034,140	[•]	[•]
Total capitalization	17,034,140	[•]	[•]

____________

(1)      Reflects the sale of Ordinary Shares in this offering (excluding any Ordinary Shares that may be sold pursuant to the underwriters’ over-allotment option) at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. Based on the assumed offering price of $ [•] per Ordinary Share, we estimate that such net proceeds will be approximately $[•] assuming no exercise of the over-allotment option and $[•] assuming full exercise of the over-allotment option.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Ordinary Share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by approximately $[•] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses (including underwriter’s accountable expenses) payable by us. An increase (decrease) of 1 million in the number of our Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by approximately $[•] million, assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders as of September 30, 2023 was approximately $[•] per Ordinary Share. Net tangible book value per Ordinary Share as of September 30, 2023 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

We will have [•] Ordinary Shares outstanding upon completion of the offering or [•] Ordinary Shares assuming the full exercise of the underwriters’ over-allotment option based on the assumed offering price of $[•] per Ordinary Share. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering but does not take into consideration any other changes in our net tangible book value after September 30, 2023, will be approximately $[•] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[•] per Ordinary Share or approximately [•]% from the assumed offering price of $[•] per Ordinary Share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $[•] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to investors purchasing Ordinary Shares in the offering.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per ordinary share	$	[•]	$	[•]
Net tangible book value per ordinary share before the offering	$	[•]	$	[•]
Increase per ordinary share attributable to payments by new investors	$	[•]	$	[•]
Pro forma net tangible book value per ordinary share after the offering	$	[•]	$	[•]
Dilution per ordinary share to new investors	$	[•]	$	[•]

If the Representative exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $[•], the increase in net tangible book value per ordinary share to existing shareholders would be $[•], and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $[•].

The following tables summarize, on a pro forma as adjusted basis as of September 30, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per Ordinary Share
Over-allotment option not exercised	Number	Percent		Amount		Percent
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors(1)	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	100.00%		$	[•]	100.00%		$	[•]

____________

(1)      Not including over-allotment shares of up to [•] shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operating entities’ operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be inconvenient for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to Cayman Islands law has advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Ogier, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

We have been advised by our PRC counsel, Jiangsu Junjin Law Firm, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us, we are unaware of any decision by the Singapore courts that has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Further, all of our Directors and executive officers reside outside the United States. In addition, all our assets and the assets of such persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of such persons, including judgments based on the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

Hong Kong

Judgment of United States courts cannot be directly enforced in Hong Kong in accordance with the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”), as the application of the Ordinance is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. The common law permits an action to be brought upon a foreign judgment, but it is subject to various conditions including, but not limited to, that the foreign judgement must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Mainland China

Our PRC counsel, Jiangsu Junjin Law Firm, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. Jiangsu Junjin Law Firm has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

British Virgin Islands

The courts of the British Virgin Islands will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•        the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•        is final and for a liquidated sum;

•        the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•        recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, the British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

We expect that in the event of a voluntary liquidation of the company, after payment of the liquidation costs and any sums then due to creditors, that the liquidator would distribute our remaining assets on a pari passu basis.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Business Companies Act of the British Virgin Islands (as revised from time to time).

CORPORATE HISTORY AND STRUCTURE

Corporate History

Skycorp Cayman (formerly known as Skycorp Digital Holdings Group Limited) was incorporated under the laws of the Cayman Islands as an exempted company on January 19, 2022, for the purposes of effectuating this offering, and is currently not engaging in any business. We commenced our business through Ningbo Skycorp formed in April 2011 and conducted our operating entities’ operations in China through Ningbo Skycorp and its subsidiaries. This is an offering of the ordinary shares of the Cayman Islands holding company. You may never hold equity interests in the operating PRC subsidiaries. Skycorp Cayman controls its PRC subsidiaries through equity ownership. We do not use a variable interest entity structure.

Skycorp BVI was established in the British Virgin Islands on February 16, 2022. Skycorp BVI is a wholly owned subsidiary of Skycorp Cayman and a holding company currently not actively engaging in any business.

GreenHash PTE. Ltd. was established in Singapore on April 12, 2022. GreenHash PTE. Ltd. is a wholly owned subsidiary of Skycorp BVI and a holding company currently not actively engaging in any business.

GreenHash Limited was incorporated on March 30, 2022 under the laws and regulations in Hong Kong. GreenHash Limited is a wholly owned subsidiary of Skycorp BVI and a holding company currently not actively engaging in any business.

Ningbo WFOE was established on June 29, 2023 under the laws of the PRC. Ningbo WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Guangzhou WFOE was established on July 14, 2020 under the laws of the PRC. Guangzhou WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Ningbo Skycorp was established on April 26, 2011 under the laws of the PRC. Ningbo Skycorp is 49% owned by Ningbo WFOE and 51% owned by Guangzhou WFOE and is our operating entity for HPC severs and solar PV products.

Ningbo Pntech was established on April 22, 2011 under the laws of the PRC. Ningbo Pntech is a 75% owned subsidiary of Ningbo Skycorp, and is our operating entity engaging in the provision of solar PV products. The remaining 25% equity interest of Ningbo Pntech was owned as to 12.5% by a third-party individual Mr. Weiping Wu and 12.5% by a third-party individual Mr. Xufeng Lu.

Zhejiang Pntech was established on April 26, 2021 under the laws of the PRC. Zhejiang Pntech is a 65% owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the manufacture and sale of solar PV products. The remaining 35% equity interest of Zhejiang Pntechwas owned as to 30% by a third-party individual Mr. Xufeng Lu and 5% by a third-party individual Ms. Fangyuan Qiu.

Zhejiang Skycorp was established on April 23, 2015 under the laws of the PRC. Zhejiang Skycorp is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of HPC servers.

Ningbo Dcloud Information was established on July 27, 2015 under the laws of the PRC. Ningbo Dcloud Information is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of HPC servers.

Ningbo Superfast was established on May 17, 2021 under the laws of the PRC, which was a wholly owned subsidiary of Zhejiang Skycorp and was not engaged in any operation activities. On June 21, 2023, Ningbo Skycorp disposed of its 51% shares in Ningbo Superfast to a third-party individual. As a result, Ningbo Superfast was no longer one of our subsidiaries.

Beijing TronNix Technology Co., Ltd. was established on August 16, 2022 under the laws of the PRC, which was a wholly owned subsidiary of Zhejiang Skycorp. On November 28, 2023 Beijing TronNix Technology Co., Ltd. was dissolved. As a result, Beijing TronNix Technology Co., Ltd. was no longer one of our subsidiaries.

Corporate Structure

The following diagram illustrates the corporate structure of the Company as of the date of this prospectus and upon completion of this offering:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our expertise and experience in the solar PV products and services market, experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and high computing server solutions to enterprise customers of HPC servers.

For the years ended September 30, 2023 and 2022, our revenues were $51,022,301 and $62,148,521, respectively, and our net incomes were $1,807,728 and $2,149,807, respectively. For the year ended September 30, 2023, we generated 71.88% from solar PV products and services and 27.71% from HPC products compared to 39.49% from solar PV products and services and 55.54% from HPC products for the year ended September 30, 2022.

Key Factors that Affect Operating Results

We believe our results of operations and future success are primarily affected by the following specific factors:

Economic and industry trends in China and globally

Our business and results of operations are affected by general factors driving the solar PV energy and HPC server industries, which are well positioned for further growth potential as indicated by, among others, (i) the strong and steady growth of the respective markets globally, and (iii) increasing demand for technologically advanced and diversified products. Consumer demand is driven by a number of other factors, including rapidly growing demand for quality and technology innovation, rising energy costs and utility costs. We believe that we are poised to benefit from the resilient consumer demand benefiting from certain favorable government policies and regulations applicable to the industry alongside the overall macroeconomic growth. On the other hand, there could also be industry challenges and regulatory restrictions in the future that affect us.

Our ability to ramp up production and increase sales volume

Our results of operation and financial performance depends upon our ability to continue to expand production capacity in response to the increasing consumer demand. Hence, it is critical for us to continuously ramp up production and increase sales volume. We conduct a lean production approach and determine our production target by closely monitoring the actual ordering requirements from customers. In addition, we take a comprehensive and strict management over the quality control to enhance the production efficiency and ensure delivery in a timely manner. Furthermore, we plan to enhance our automation level in the future.

Our current manufacturing facility in Ningbo, Zhejiang Province commenced production in June 2015 and has an annual production capacity of 150 million meters to fulfill the current demand. We intend to construct new manufacturing facility in Nanjing Pukou District to diversify our products portfolio and further solidify our market position. This manufacturing facility is expected to commence manufacturing in 2025. We believe that we will be able to reduce our volume-driven product costs and improve our gross margin when operating at scale.

Our ability to expand in domestic and international markets

Our business success and financial performance depends in part on our expansion of market presence. Levering our insights and extensive experience through years of refinement and evolvement, we believe we are well positioned to successfully compete in the surging global market. We continue to position ourselves in existing geographic markets in Asia and Europe which we expect to serve as important sources of future growth. We have built and will continue to expand a robust sales network across China and globally efficiently as we view international expansion as an important element of our strategy for our long-term development. Accordingly, expanded global reach will require continued investment and may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations and additional operational costs, risks and challenges that may impact our result of business and financial condition.

Our ability to maintain existing and attract prospective customers

Our sustainable growth in the long term is significantly dependent upon the retention and growth of our customer base. We amassed a large, loyal and growing premium customers covering a wide spectrum of verticals, providing a stable source of business for our operating entities’ operations and highlighted our continued efforts to address their needs over time.

As we continue to ramp up our business presence and enhance our brand awareness and economies of scale, we expect to attract new and retain existing customers. Leverage our industry knowhow and brand recognition, we strive to stay close with our existing and prospective customers to understand their needs and preferences, which we believe is enabling us to further penetrate the respective industry and capture additional market share, and continue to diversify our customer base efficiently. We continue to invest in our sells and marketing efforts, which are critical to driving customer acquisition.

Our ability to investment in technology innovation and talents

Our business success and financial performance, particularly our ability to drive growth, depends upon our technological capabilities. As of the date of this prospectus, we have mastered multiple key technologies and possessed 44 patents, including 31 utility model patents, one invention patent and seven design patents. For details, see “Business — Our Strengths” and “Business — Intellectual Property — Patent.”

We have and will continue to make investments in technology to constantly innovate and adapt to evolving consumer preferences. We intend to establish an R&D center and continue to attract more experienced, talented R&D personnel to increase our competitiveness and strengthen our R&D efforts. In addition, we expect to cooperate with PV module manufacturers and solar energy storage enterprises, some of which have industry-leading positions in the respective domain they operate in, to expand our product portfolio riding on the strong and steady growth of the solar PV energy industry, in hope to win market share. For details, see “Business — Our Strategies — Increase efficiency by development of technologies.”

Our ability to manage costs and improve operating efficiency

Our results of operations are affected by our ability to effectively control costs and enhance our operating efficiency. A significant portion of our cost of revenues primarily relates to raw materials and components, which is determined principally by market forces and changes in governmental policies, as well as our bargaining power with our suppliers. The market price of the relevant raw materials and components fluctuates with market conditions. For the years ended September 30, 2023 and 2022, raw material and component costs accounted for 81% and 76% of our total cost of revenues, respectively. Our ability to effectively control these costs as we continue to ramp up our production volume has affected and will continue to affect our financial performance significantly. Going forward, we will actively cultivate partnerships with suppliers to maintain competitive pricing terms.

With the support of practical experience and industry know-how gained from our extensive operations serving a large customer base, we continue to refine and enrich our production to improve operating efficiency. With respect to selling and marketing expenses, we expect to continue to benefit increasingly from the network effect of our enhanced brand presence. We also intend to optimize our general and administrative expenses by enhancing our level of management, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity.

COVID-19

The outbreak of COVID-19 began in December 2019 and was quickly declared a Public Health Emergency of International Concern on January 30, 2020 by the World Health Organization.

The COVID-19 pandemic has not had a significant negative impact on our operating entities’ operations or financial performance to date, the government has adopted several measures to contain and mitigate the effects of the COVID-19 pandemic, including quarantines, travel restrictions, and the temporary closure of stores and facilities, capsuled labor, and other restrictive orders. Our business maintained an upward trend despite these challenges during the fiscal years 2023 and 2022.

COVID-19 was temporarily contained in the PRC since the second quarter of 2020 through 2021, certain of our manufacturers experienced delays and shut-downs due to the COVID-19 pandemic. However, our production and sales of solar PV products resumed gradually in the second half of 2020 and the fiscal year 2021.

From January 2022 to July 2022, there were outbreaks of the Omicron variant of COVID-19 and the local governments placed lockdowns and mass testing policies in most cities in China, where our dealers and suppliers operate, including but not limited to Tianjin, Beijing, Shanghai, and Ningbo. Starting in July 2022, China gradually loosened its quarantine policy, and the overall economy and consumer spending bounced back significantly. As a result, our total revenues increased by approximately 54% for the year ended September 30, 2022 compared to the year ended September 30, 2021.

In late 2022, there was a temporary surge of COVID-19 cases in many cities in the PRC during this time, which, to varying degrees and for a short period of time, disrupted our and our customers’ and suppliers’ business operations, and therefore affected our operational and financial performance. Shortly after that, our business operations in the PRC returned to normal levels in the fiscal year 2023. However, we cannot assure you that our business will not be affected by an outbreak of COVID-19 in the future.

Results of Operations

Years Ended September 30, 2023 and 2022

The following tables set forth a summary of our consolidated statements of operations and comprehensive income for the fiscal years ended September 30, 2023 and 2022, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended September 30,
	2023	2022	Variance	%
Revenues	51,022,301	62,148,521	(11,126,220)	(17.90)%
Cost of revenues	(42,379,440)	(52,714,109)	10,334,669	(19.610)%
Gross Profit	8,642,861	9,434,412	(791,551)	(8.39)%
Gross Margin	16.94%	15.18%

Operating expenses
Selling and marketing expenses	(2,464,908)	(2,559,679)	94,771	(3.70)%
General and administrative expenses	(2,831,805)	(2,922,651)	90,846	(3.11)%
Research and development expenses	(607,484)	(318,308)	(289,176)	90.85%
Total operating expenses	(5,904,197)	(5,800,638)	(103,559)	1.79%

Operating income	2,738,664	3,633,774	(895,110)	(24.63)%

Other income (expenses):
Interest expense	(88,728)	(54,549)	(34,179)	62.66%
Interest income	37,477	21,301	16,176	75.94%
Foreign exchange loss, net	(202,859)	(520,277)	317,418	(61.01)%
Other income, net	75,246	144,126	(68,880)	(47.79)%
Total other expenses, net	(178,864)	(409,399)	230,535	(56.31)%

Income before income tax expense	2,559,800	3,224,375	(664,575)	(20.61)%
Income tax expense	(752,072)	(1,074,568)	322,496	(30.01)%
Net Income	1,807,728	2,149,807	(342,079)	(15.91)%

	For the Year Ended September 30, 2023
	Solar PV products manufacturing and sales	High performance computing products sales	Others	Total
Revenues	$36,675,752	14,139,923	206,626	51,022,301
Cost of revenue	30,711,003	11,482,753	185,684	42,379,440
Segment gross profit	5,964,749	2,657,170	20,942	8,642,861
Segment gross margin	$16.26%	18.79%	10.14%	16.94%
	For the Year Ended September 30, 2022
	Solar PV products manufacturing and sales	High performance computing products sales	Others	Total
Revenues	$24,540,222	34,519,422	3,088,877	62,148,521
Cost of revenue	20,490,504	29,568,512	2,655,093	52,714,109
Segment gross profit	4,049,718	4,950,910	433,784	9,434,412
Segment gross margin	$16.50%	14.34%	14.04%	15.18%

Revenues

Our revenues for the years ended September 30, 2023 and 2022 were $51,022,301 and $62,148,521, respectively. The $11,126,220, or 17.90% decrease in revenues mainly resulted from the $20,379,499, or 59.04% decrease in HPC products sales though offset by $12,135,530, or 49.45% increase in solar PV products sales.

The significant decrease in HPC product revenue was due to the global economic slowdown, and our relatively conservative investment in HPC for the year ended September 30, 2023. Meanwhile, the revenue from international freight forwarding services, which was closely related to HPC product sales has also dropped significantly.

The booming global photovoltaic market, coupled with the shortage of electricity in Europe, has led to a huge growth in our PV product revenue for the year ended September 30, 2023.

The Company provided international freight forwarding service during the normal course of selling solar PV products and HPC products. The income generated was included in others in revenue categories.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of servers, photovoltaic cable, and photovoltaic connectors etc., depreciation, maintenance, and other overhead expenses.

Our cost of revenues for solar PV products increased by $10,220,499, or 49.88%, to $30,711,003 for the year ended September 30, 2023 from $20,490,504 for the year ended September 30, 2022. The percentage increase in cost of revenue was consistent with the 49.45% increase in revenues.

Our cost of revenues for HPC products sales decreased by $18,085,759, or 61.17%, to $11,482,753 for the year ended September 30, 2023 from $29,568,512 for the year ended September 30, 2022. The percentage increase in cost of revenue was consistent with the 59.04% increase in revenues.

Gross profit and margin

Gross profits for the years ended September 30, 2023 and 2022 were $8,642,861 and $9,434,412, representing 16.94% and 15.18% of revenues, respectively. The increase from 15.18% to 16.94% in gross margin for the year ended September 30, 2023 was due to the increase of 49.45% in Solar PV products sales, whose gross margin was comparatively higher.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $2,464,908 and $2,559,679 for the years ended September 30, 2023 and 2022, respectively. The selling and marketing expenses decreased by $94,771, or 3.70%, primarily due to less sales commission for the year ended September 30, 2023.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expense, depreciation and bad debt provision. Our general and administrative expenses were $2,831,805 and $2,922,651 for the years ended September 30, 2023 and 2022 respectively, representing a decrease of $90,846, or 3.11%, primarily due to less professional fee and office expenses occurred for the year ended September 30, 2023.

Research and development expenses

Research and development expenses are related to improvement expenses for solar PV products. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $607,484 and $318,308 for the years ended September 30, 2023 and 2022, respectively.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $752,072 and $1,074,568 for the years ended September 30, 2023 and 2022, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net incomes for the years ended September 30, 2023 and 2022 were $1,807,728 and $2,149,807, respectively, representing a decrease of $342,079, or 15.91%.

Liquidity and Capital Resources

We plan to support our future operations primarily from cash generated from our operating entities’ operations and the proceeds from our initial public offering. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2023, we had cash and cash equivalents of $5,642,795 and a total working capital of $15,517,003.

As of September 30, 2022, we had cash and cash equivalents of $3,452,791 and a total working capital of $15,521,895.

We believe that we will generate sufficient cash flows to fund our operating entities’ operations and to meet our obligations on a timely basis for the next 12 months, assuming the successful implementation of our business plans.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from our initial public offering, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the SAMR or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then push such information to the China’s MOFCOM or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiaries and loans to our PRC subsidiaries, we cannot assure that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We expect the net proceeds from our initial public offering in 2024 to be used in the PRC and will be in the form of Renminbi and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended September 30,
	2023	2022
Net cash provided by operating activities	$549,261	$10,984,681
Net cash provided by/(used in) investing activities	(2,268,753)	(168,065)
Net cash (used in)/ provided by financing activities	3,522,997	(7,773,093)
Effect of exchange rate changes	(169,850)	(394,582)
Net increase in cash, cash equivalents, and restricted cash	$1,633,655	$2,648,941

Years ended September 30, 2023 and 2022

Operating Activities

Net cash provided by operating activities was $549,261, for the year ended September 30, 2023, mainly comprising net income of $1,807,728, depreciation of $263,059, a decrease in inventories of $4,904,689, a decrease in prepaid expenses and other current assets of $4,850,467, provision for expected credit loss of $115,634, and offset by an increase of $5,983,398 in account receivable, a decrease of $6,559,743 in advance from customer.

The decrease in inventory and increase in account receivable were mainly due to easier payment terms provided to customers, which significantly promoted sales and delayed receipt of payments for the year ended September 30, 2023.

For the year ended September 30, 2023, the global economic growth was slowing down, and the market demand for HPC service was decreasing. The Company adjusted its strategy to focus on the solar PV products sales. As a result, both the prepayment to HPC server suppliers and advances from HPC server customers decreased for the current year. Advance from HPC server customers was included in other liabilities.

Net cash provided by operating activities was $10,984,681, for the year ended September 30, 2022, primarily consisted of net income of $2,149,807, a decrease of $5,090,500 in prepaid expenses and other current assets, an increase of $6,203,199 in advance from customer, and offset by an increase in inventories of $4,035,388, and an increase in account receivable of $757,036.

At the end of 2022, more inventories were received, and some prepayments to suppliers were reversed, which caused the significant increase in inventory and significant decrease in prepaid expenses and other current assets.

The Company obtained long term high-value orders in HPC server business during the year ended September 30, 2022, from which the Company received large advances from the HPC server customers. This is why advance from customer increased in the amount of $6,203,199.

Investing Activities

For the year ended September 30, 2023, net cash used in investing activities was $2,268,753, which was due to a purchase of property and equipment of $303,410, a payment of intangible assets of $1,965,343.

For the year ended September 30, 2022, net cash used in investing activities was $168,065, which was due to a purchase of property and equipment.

Financing Activities

For the year ended September 30, 2023, net cash provided by financing activities was $3,522,997, mainly consisting of proceeds of short-term borrowings of $1,655,791, proceeds from related parties of $2,401,288, and offset by repayment of short-term borrowings of $1,279,532.

For the year ended September 30, 2022, net cash used in financing activities was $7,773,093, mainly contributed by repayment to related parties of $8,697,350, repayment of short-term borrowings of $460,354, and offset by net proceeds of short-term loan borrowings of $1,377,787.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business and Industry — Our business has been and may continue to be affected by the outbreak of COVID-19” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

We did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2023.

Critical Accounting Policies

(a)    Basis of presentation and principles of consolidation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

A subsidiary is an entity in which the Company directly or indirectly controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of notes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)    Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of short-term investments, long-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c)     Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong and Singapore are the Hong Kong dollars (“HK$”) and Singapore dollars (“S$”) respectively. For the entities whose functional currency is the RMB, HK$ and S$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2023	September 30, 2022
Year end RMB: US$ exchange rate	7.2952	7.1099
Annual average RMB: US$ exchange rate	7.0505	6.5477
Year end HK$: US$ exchange rate	7.8308	7.8400
Annual average HK$: US$ exchange rate	7.8310	7.8227
Year end S$: US$ exchange rate	1.3656	1.4000
Annual average S$: US$ exchange rate	1.3518	1.3713

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(d)    Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, amounts due to related parties, accounts payable, advances from dealers, other current payable, VAT payable and taxes payable.

(e)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)     Inventories

Inventories, primarily consisting of the raw materials, such as spare parts, battery cells, etc., and trading goods for sales, including servers and PV cables, etc., are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(g)    Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from October 1, 2019 and used the modified retrospective method for the revenue from sales of Solar PV products, High performance computing products, and international freight forwarding services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of solar PV products and HPC products

The Company sells solar PV products, HPC server products and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

Revenue from providing international freight forwarding services

At the request of customers, the company not only sells HPC server products, but also provides international freight forwarding services to these HPC customers or other customers. The Company’s performance obligation is to facilitate and arrange the delivery service from the warehouse to the customers. The Company recognizes revenues from its service contracts upon completion of the international freight forwarding services.

(h)    Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(i)     Intangible asset, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for invention is 20 years, and that for utility model and design patent is 10 years.

Industry

Overview of the Solar PV Energy Industry

According to the Solar Photovoltaic Market Size & Share Analysis — Growth Trends & Forecasts (2024 – 2029) published by Mordor Intelligence, PV solar energy is a clean, renewable energy source that uses solar radiation to produce electricity. It is based on the so-called PV effect, by which certain materials can absorb photons (light particles) and release electrons, generating an electric current. The Solar PV market size is estimated at 1.76 thousand gigawatt in 2024, and is expected to reach 6.09 thousand gigawatt by 2029, growing at a CAGR of 22.9% from 2024 to 2029 (see figure below).

Solar Photovoltaic (PV) Market

Market Size in Thousand Gigawatt

CAGR 22.90%

6.09
1.76
2024
2029

Source: Mordor Intelligence

Solar PV energy is growing in popularity due to its low cost and technological advancements. It is believed to be one of the highest-quality green energy sources. According to SolarPower Europe (2023): Global Market Outlook for Solar Power 2023-2027 (“SolarPower Europe (2023)”), solar power continued to dominate the newly added global power generation capacity in 2022, claiming yet another year at the top spot among renewable energy sources. Out of 362 GW of new renewable capacity added in 2022, solar PV accounted for 66%, connecting 239 GW to the grid. Solar’s share of new renewable capacity increased substantially from the 56% contributed in 2021. This highlights the growing prominence of solar in the global energy transition, installing about two times the capacity of all other renewable technologies combined.

According to SolarPower Europe (2023), the immense market potential of solar and its cost leadership indicate that it will continue to capture a larger share than any other power generation technology and further lead the global energy transition. As the spearhead of the movement to renewables, solar generated 1,289 Tera Watt Hour(s) (TWh) in 2022, up 24% from the 1,040 TWh it generated in 2021 (see figure below: electricity generation growth rate from 2021 to 2022). Wind is the second fastest growing technology when it comes to global power generation, with a 16% growth rate. In the meantime, electricity generated by coal, the dirtiest source of power generation, grew by 1%, while gas-powered electricity marginally declined, and nuclear electricity decreased by 5%.

Solar
Wind
Other fossil
Other renewables
Hydro
Coal
Bioenergy
Gas
Nuclear
24%
16%
12%
5%
2%
1%
1%
-0.3%
-5%
-5
0
5
10
15
20
25
%

Source: SolarPower Europe (2023)

Competitive Landscape

According to the Global Solar Photovoltaic (PV) Market Report published by Expert Market Research, geographically, the global solar PV market share is divided into North America, Europe, Asia Pacific, the Middle East & Africa, and Latin America. The Asia Pacific region is expected to augment the solar PV market share on account of an increase in the installation of solar power projects in India and China. With increasing government initiatives for green energy in India, the market growth for solar PV is likely to be boosted due to the surging demand for electricity. The major focus of deploying renewable energy across India is to support economic development, along with improving access to energy, mitigating climate change, and boosting energy security. This is further expected to push forward the solar PV market growth across the Asia Pacific region.

According to the Global Solar Photovoltaic (PV) Market Report, the major players in the market are LONGi Green Energy Technology Co., Ltd., Jinko Solar Co., Ltd., Trina Solar, JA SOLAR Technology Co., Ltd., Canadian Solar Inc., and Adani Group, among others.

Opportunities in the Industry

According to the Solar Photovoltaic Market Size & Share Analysis — Growth Trends & Forecasts (2024 – 2029), several factors are expected to support the growth of the global solar energy market from 2024 to 2029. These factors include favorable government policies, declining prices of solar panels and installation costs, and increasing adoption of solar PV systems. Efforts by several governments across emerging nations in regions like Africa and Southeast Asia to provide 100% electricity access in remote areas, coupled with technological advancements and off-grid applications (PV systems that provide electricity independent of an electricity transmission grid), are also driving market growth. Conversely, the growth of other renewable technologies, such as wind and bioenergy, may pose challenges to market growth.

According to Fortune Business Insights, as of 2023, the Asia-Pacific region was the largest solar PV market globally, holding a share of 49.16% of the global installed solar PV capacity. (Source: https://www.fortunebusinessinsights.com/industry-reports/solar-pv-market-100263). According to Executive summary — Renewable Energy Market Update published by International Energy Agency, in 2022, China accounted for almost half of all new renewable power capacity worldwide. By 2024, China’s share is set to have expanded to a record 55% of global annual renewable capacity deployment and China will deliver almost 50% of solar PV projects. Factors such as upcoming solar PV projects, supportive government policies, and declining costs of solar PV modules and associated systems are expected to drive the solar PV market in the region (see picture below: Solar Photovoltaic (PV) Market: Growth Rate by Region, 2023 – 2028).

Source: Mordor Intelligence

We are a small and medium-sized player in the competitive solar PV market in China. As a provider principally engaged in the manufacture and sale of solar cables and solar connectors, we believe the growing market in the Asia-Pacific region, especially China, offers us opportunities to expand our operations.

Overview of the HPC Server Industry

Overall HPC Market

According to the High Performance Computing (HPC) Market Report published by Mordor Intelligence, HPC refers to the use of parallel processing for run advanced application programs efficiently, reliably, and quickly. HPC is a method that employs a significant amount of computing power to provide high-performance capabilities in solving several problems in the disciplines of research, business, or engineering. Newer workloads, such as genomic sequencing, machine learning, deep learning, speech, facial recognition, and pattern recognition, are being executed on HPC systems. HPCs contribute significantly to industrial competitiveness, national security, scientific progress, and quality of life. The HPC market is valued at $54.32 billion in 2023 and is expected to grow at a CAGR of 11.18% from 2024 to 2029 to become $96.79 billion in 2029. Increasing adoption of HPC in the cloud and the emerging need to process large amounts of data efficiently and quickly drive market growth (see figure below).

High Performance Computing Market

Market Size

CAGR 11.18%
2024
2029

Source: Mordor Intelligence

According to the High Performance Computing Market published by Emergen Research (“Emergen Report”) in March 2022, the global HPC market is segmented into solution and services based on component. Solution segment is further sub-segmented into servers, storage, networking device, and software. Solution segment is expected to lead in terms of revenue contribution to the global market by 2030. This can be attributed to increasing number of data centers, due to various mid-sized enterprises and organizations engaging in colocation infrastructure to meet the increasing demand for public cloud services. HPC systems are expected to gain popularity in businesses throughout the world due to numerous benefits offered by them, including scalability. Services segment is expected to register a significantly faster revenue growth rate by 2030. Demand for HPC services is expected to rise gradually as HPC solutions become more widely adopted. HPC providers offer a variety of services, including maintenance, support, and management, and support is very important while establishing and utilizing HPC systems.

HPC Server Market

According to the statistic published on Statista.com, total HPC server revenues by 2026 were forecast to amount to $20.56 billion, of which the supercomputer segment would generate over $10 billion in revenue, whilst revenues from the departmental segment would generate $4.88 billion in the same year (see figure below).

25
20
15
10
5
0
Revenue in billion U.S. dollars
1.41
3.61
2.78
6.97
1.52
3.82
2.8
7.28
1.48
4.04
3.1
8.08
1.57
4.45
3.51
8.92
1.59
4.58
3.68
9.35
1.66
4.88
3.93
10.09
2021
2022
2023*
2024*
2025*
2026*
Supercomputer
Divisional
Departmental
Workgroup

Source: Statista.com

According to the High Performance Computing Market Trends and Analysis by Region, Component, Deployment, Application and Segment Forecast to 2026 published by GlobalData in February 2023, among segmentation by component, servers dominated the HPC market in 2022 with a revenue share of more than 40% and is expected to continue its domination to 2026. HPC servers use a combination of CPUs, Micro-Electro-Mechanical System, and AI chips. CPUs have been at the heart of powering data centers for decades, but their architectures are not best suited for new types of workloads driven by technologies such as AI and the Internet of Things (“IoT”). GPUs are more powerful than CPUs, but the two chips are used in combination in HPC clusters as they complement each other. Thus, the imperative nature of servers in HPC clusters is expected to drive segmental growth. In addition to servers, the component segment also includes storage, network equipment, software, services, and cloud.

According to the HPC Market Update: Market Results, High Growth Areas and Predictions published by Hyperion Research in 2023, the worldwide HPC server market is forecast to continue at a steady, healthy growth rate for the foreseeable future. Growth drives include countries and companies around the world that continue to recognize the value of being innovative and investing in R&D to advance society, grow revenues, reduce costs, and become more competitive; new technological developments in AI, processors, etc. are providing many new areas for users to advance their research and engineering; and cloud computing is becoming more useful to a larger set of HPC workloads.

Competitive Landscape

According to Emergen Report, North America HPC market is expected to account for a larger revenue share than other regional markets by 2030 which was primarily attributable to the region being the most important regional market for technology-based solutions. Moreover, it is expected to play a major role in the global economy, particularly in adoption and development of new technologies. Asia-Pacific market is expected to register a significantly robust revenue growth rate by 2030, owing to the increasing use of high-performance computing solutions for scientific research and weather forecasting. China is among the top ten countries in the HPC market, and the country has supercomputers such as Tianhe-2 (MilkyWay-2) and Sunway TaihuLight. Tianhe-2 (MilkyWay-2) was created by China’s National University of Defense Technology and was supported by the governments of Guangzhou and Guangdong province. Europe is expected to register a steady revenue CAGR by 2030. The European High Performance Computing Joint Undertaking is preparing for the exascale transition with a subsequent application for HPC Centers of Excellence, which will fund R&D activities aimed at developing and adapting HPC applications for the exascale and post-exascale eras (see picture below).

Source: www.emergenresearch.com

According to Emergen Report, the global HPC market is fairly fragmented, with few small and medium-sized market players accounting for the majority of revenue. Competition in the HPC industry is characterized by the presence of multiple vendors operating across different layers of value chain. For example, Hewlett Packard Enterprise Co and Dell Technologies Inc have a strong hold across all the components of an HPC cluster. Major players are deploying various strategies, entering into mergers and acquisitions, strategic agreements and contracts, and developing, testing, and introducing more effective high performance computing solutions in the market.

Opportunities for Green Data Centers

The International Energy Agency estimates in Global Data Center Energy Demand by Data Center Type in January 2020 that data centers use 1% of all global electricity and that by 2025, data centers will consume 1/5 of the world’s power supply. Most of the energy demand comes from powering the servers, but they produce heat and need to be cooled. This cooling again requires a lot of energy and generates excess heat — most of which is currently being let out into the surrounding environment.

According to the International Telecommunication Union. 2014. L.1300: Best Practices for Green Date Centers, a green data center can be defined as a repository for the storage, management, and dissemination of data in which the mechanical, lighting, electrical, and computer systems are designed for maximum energy efficiency and minimum environmental impact.

According to Bring on Regulations for Data Center Sustainability, Say Europe and APAC published on Uptime Institute Blog in 2022, as the data center sector globally strives for sustainability, governments can influence this transformation through various instruments, including laws, incentives, and services that can guide the data center sector toward greener outcomes, for example, enforce sustainability standards and motivate operators to adopt green technologies. According to Eastern Data, Western Computing-China’s Big Plan to Boost Data Center Computing Power Across Regions in 2022, Chinese authorities launched a plan to build eight computing hubs and 10 data center clusters across China in 2020. Fundamental guidelines include optimizing power usage effectiveness and maintaining internet latency. The plan emphasizes green requirements, energy efficiency, clean energy, and green procurement. Major technology firms such as Tencent, Alibaba, Baidu, Huawei, ByteDance, Kuaishou, and UCloud are building data centers in western China.

Opportunities in China

With the mutual drive between AI technology and IoT applications in the past two years, 5G has greatly expanded the data transmission pipeline, giving further space to expand the amount of data hoarding, and making HPC gradually become increasingly important. At present, HPC industry in China has made good achievements.

China has a clear upward advantage in the supply of integrated circuits. In the list of 61st TOP500 global supercomputers, the Sunway TaihuLight, developed by the National Research Center of Parallel Computer Engineering and Technology of China (NRCPC) and installed at the National Supercomputing Center in Wuxi, Jiangsu Province, China, ranked 7th with 93 Pflop/s. It has won the top500 championship for four consecutive times. The system uses processor chips with Chinese independent intellectual property rights. Source: https://www.top500.org

In the global HPC market, we are one of the small and medium-sized market players. We actively seek partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. We aim to sustain growth driven by socioeconomic and technological development.

Business

Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our business relationships with our HPC server customers, expertise and experience in the solar PV products and services market, and experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and solar power system server solutions to enterprise customers of HPC servers.

For the years ended September 30, 2023 and 2022, our revenues were $51,022,301 and $62,148,521, respectively, and our net incomes were $1,807,728 and $2,149,807, respectively. For the year ended September 30, 2023, we generated 71.88% from solar PV products and services and 27.71% from HPC products compared to 39.49% from solar PV products and services and 55.54% from HPC products for the year ended September 30, 2022.

The breakdown of total revenues by geographic market for each of the last three financial years is presented as follows.

	For the years ended September 30,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Mainland China	$33,283,742	65%	$25,045,485	40%	$11,326,091	28%
Asia other than mainland China	9,963,385	20%	27,102,724	44%	14,160,979	35%
North America	965,494	2%	5,724,603	9%	10,573,111	26%
Europe	4,659,241	9%	1,697,843	3%	1,564,752	4%
Oceania	1,411,187	3%	1,605,509	3%	1,931,929	5%
South America	186,118	0%	842,242	1%	665,629	2%
Africa	553,134	1%	130,115	0%	101,047	0%
Total	$51,022,301	100%	$62,148,521	100%	$40,323,538	100%

Our Strengths

We believe the following strengths position us well to capitalize on the expected growth in the solar PV energy and HPC server market:

Advanced technologies provide us with a competitive advantage in the solar cable market

As a high-tech small and medium enterprise based in Zhejiang Province, we have adhered to a professional route since our establishment, focusing on product research, upgrading, and process improvement. We possess complete testing equipment and conduct comprehensive independent research and testing of special cables. Our key technologies are as follows:

•        Improved conductor structure.    We use improved conductor structures, such as compact winding or higher-grade copper wire materials, to enhance electrical properties.

•        Self-developed adhesive formulation.    To improve plastic casing quality, we use our formula that provides enhanced weather resistance and fire protection capabilities, enhancing UV resistance and longevity. This new material offers better heat and flame retardant properties, reducing potential damage caused by fires while adding extra safety measures.

•        Efficient waterproofing technology.    We employ efficient waterproofing technology and better sealing techniques to prevent wire damage from rainwater.

•        Enhanced shielding capabilities.    We provide cables with enhanced shield performance, which helps prevent electromagnetic interference and other factors affecting communication effectiveness.

As of the date of this prospectus, our R&D team had 9 members, accounting for 12.33% of our staff. We own 44 patents, including 31 utility model patents, one invention patent and seven design patents. We believe our investment in R&D and our advanced technologies reserves enhanced our competitiveness in the solar cable market.

Valuable brand and long-term and stable relations with customers

In the PV industry, customers carefully select cable suppliers through a thorough process. Approved suppliers undergo quality evaluations, technical assessments, capacity tests, reliability checks, price discussions, sample creation, pilot installations, and mass production. Once a cable supplier successfully navigates these steps and becomes part of the end customer’s supply chain, the stable business relationship will likely persist due to the high cost associated with changing suppliers, provided the supplier maintains reliable product quality and delivery capabilities.

Ningbo Pntech has 13 years of experience in developing, manufacturing and selling high-quality solar PV products and services. We believe our brand is well-recognized, and that we have built long-term relationships with many of our customers. Ningbo Skycorp and its subsidiaries also have long-term purchase agreements with our major customers of HPC servers. We believe that our customers value us because of our skilled service and quick response mechanism, and the fact that we acquired new customers by referrals from our existing customers, indicating our customer loyalties. In fiscal year 2022, we started entering into sales contracts to supply energy storage systems for the European market.

Robust quality control and technology innovation ensure our competitive edges and premium products

Cables require high performance and reliability standards to adapt to varied working environments. External organizations like TÜV conduct regular inspections and market checks, prompting continuous process improvements, cost reduction, overcoming technical barriers, and enhancing our competitiveness. With our R&D experience, continuous technological upgrading, and strict quality control process, we provide quality and reliable PV products.

We were one of the Chinese companies to earn European Union TÜV PV cable manufacturing credentials in the PV industry, and we hold national certifications from the China Quality Certification Center. These certificates demonstrate our capability to offer high-quality PV products. Our manufacturing process follows the ISO standards and European Union TÜV standards, which ensure safety, quality, and sustainability. We also have a professional R&D team conducting technological innovation and new product development to enable us to improve our products.

Comprehensive and efficient production management system ensures quality and efficiency

After exploring new energy cable businesses extensively, we’ve developed comprehensive and efficient management systems covering finance, administration, procurement, production, sales, engineering, device, and inspection control. Our goal is to uphold high levels of management and product quality. Additionally, we actively apply advanced management concepts and enhance corporate standards and product quality through ISO9001:2015 certification. Through our production management, we efficiently coordinate from order placement to aftersales service, ensuring low-cost, flexible operations and high-quality output, ultimately improving our overall competitiveness.

Offering comprehensive experience to our customers

The high efficiency and long life of PV products is one of the main reasons for customers to choose PV products. At the same time, customers also put forward higher requirements for the appearance design and convenience of use of PV products. We plan to further create customized products by combining customers’ various needs with our sale of solar PV products.

Customers also expressed high demand on the after-sales service of PV products. Responding to customers’ problems and needs in a timely manner and providing professional technical support and maintenance services are important expectations of customers for solar PV enterprises. Therefore, we intend to strengthen the training and construction of after-sales service teams to improve service quality and enhance customer satisfaction.

In the solar PV industry, customers are highly sensitive to the product price, it is awarded that customers tend to believe that nowadays the price of PV products is relatively high, but they may accept the price if it’s in a reasonable range. Therefore, PV companies should set prices reasonably and provide competitive product prices to meet the needs of customers. In addition, we intend to enhance our brand recognition by improving after-sale services, referral programs, and media promotion as well.

Experienced and visionary management team

Our founder, Chairman of the Board, and Chief Executive Officer, Mr. Weiqi Huang, is an entrepreneur with over 13 years of experience in solar PV industries. He has an outstanding understanding and vision for the solar energy industry. He also has a deep passion for green energy and is committed to helping with the green planet building by delivering environment-friendly solar PV products.

Our management team has been selected based on values emphasizing the importance of standardized operations, teamwork, cohesiveness, continuous learning, and performance excellence. It places stringent quality control on our products and services. They strive to keep abreast of the development of solar energy and data-center operations and their professional knowledge and views on the trending topics in these areas to promote our brand.

Our Strategies

Invest in business expansion

Ningbo Skycorp and its subsidiaries plan to introduce two new product lines and innovate within these lines in late 2024, including junction boxes and smart junction boxes, as well as intelligent solar charging boxes, which are designed to enhance customer loyalty and market penetration. These products will provide customers with innovative solutions that cater to their specific needs for smart solar solutions, solidifying our market position and enhancing customer loyalty. The junction boxes and smart junction boxes are designed to simplify electrical connections and monitoring, improving solar module reliability and safety. By providing these products, we aim to build our reputation for quality and customer satisfaction, which, we believe, will encourage customers to continue using our products and services. The intelligent solar charging boxes, on the other hand, offer a convenient solution for electric vehicle (EV) drivers. These boxes combine solar power generation with EV charging, providing a sustainable and environmentally friendly way for EV drivers to charge their vehicles. We believe these new product lines will generate long-term income for our Company through stable cash flow of charging expenses.

Continue to enhance our customized products and brand recognition

We plan to further create customized products by combining customers’ various needs with our sale of solar PV products and HPC servers. In addition, we intend to enhance our brand recognition by improving after-sale services, referral programs, and media promotion. Customized solutions are integral to our sales strategy, as they allow us to offer unique solutions that meet specific customer needs. With our solar PV products, we can provide clean and sustainable energy solutions, while our HPC servers offer the power and efficiency required for complex data processing and analysis. By combining these two product lines, we can create customized green computing systems that integrate solar PV systems with HPC servers, providing customers with a complete solution that addresses their green energy needs and data processing requirements. This combination not only meets customer needs but also helps us strengthen our market presence.

Increase efficiency by development of technologies

It is crucial for our success to keep up with advances and changes in solar PV technology. Our research and development activities currently focus on the finalization of the development of the solar energy storage systems.

Our R&D strategy focuses on developing our key technologies and innovations in-house, where we benefit from the expertise of our highly qualified R&D team. It ensures that our solar PV products’ key technologies and innovations reflect our core values and vision of sustainable and green energy generation. As of the date of this prospectus, Ningbo Skycorp and its subsidiaries own 44 patents regarding our solar PV products and apply them in our manufacturing and product offerings. However, we also involve companies in the solar PV industry in our R&D activities and have established, or are in the process of selecting, several partnerships with suppliers and service providers that develop and will supply specific components for our products. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes.

Refine talent development processes for increasing team competitiveness

We plan to incentivize staff development by providing positive work environments and attracting employees with innovation, technical expertise, marketing know-how, and wide-ranging management skills. Improve efficiency and team cohesion through ongoing targeted training and workplace positivity.

Our Products and Services

Solar PV Products

Ningbo Skycorp and its subsidiaries offer the following solar PV products used in solar energy generation scenarios.

Solar Cables

Cables are used to connect the components of a PV system and come in various types. Typically, it connects four parts: the solar panel, the inverter, the charge controller, and the batteries.

We offer low smoke halogen-free cross-linked polyethylene insulated, polyethylene sheathed cables for PV power generation systems.

This product emits little smoke and innocuous gas without halogen when combustion. It can significantly reduce the damage to the instruments and body as the fire occurs. Therefore, it is widely used in high-rise buildings, hospitals, large-sized libraries, gymnasiums, disaster prevention commands, dispatch buildings, stations, civil airfields, passenger waiting rooms, cultural relics, subways, underground shops, or crowded public concourses.

Solar Connectors

Connectors are primarily used in solar power applications to connect solar panels together in arrays. They offer compatibility between power interfaces for different manufacturers.

MC4 solar connector is essential for linking components, sink boxes, and inverters, assembled between circuits blocked or isolated from each other within a circuit, allowing current to flow and enabling the circuit to perform its intended function. We provide MC4 solar connector with the following features:

•        High current and high voltage load capacity;

•        Lower contact resistance;

•        Waterproof and dustproof;

•        Easy installation;

•        High and low-temperature resistance;

•        Fire and corrosion resistance; and

•        UV resistance.

Hybrid Energy Storage System

Hybrid storage system is a high-performance and highly reliable intelligent energy storage product designed to provide homes with cleaner, more reliable, and more economical energy solutions. The system uses lithium-ion battery technology, which has advantages such as high efficiency, long lifespan, and high safety, and can effectively balance household electricity loads, optimize solar power generation efficiency, and provide backup power protection during power outages. In addition, the product also has an intelligent networking function. Users can monitor household electricity consumption and energy storage system status anytime and anywhere through the mobile app, realizing more intelligent and convenient energy management.

Hybrid ESS includes a hybrid inverter and battery pack. The most popular hybrid inverters are single-phase 5KW, 6KW, three-phase 8KW, 10KW, and 12KW. For the battery packs, most customers choose 5KWH and 10KWH.

The revenues derived from Solar PV products were $36,675,752, accounting for 71.88% of the total revenues, and $24,540,222, accounting for 39.49% of the total revenues, during the fiscal years ended September 30, 2023 and 2022, respectively.

HPC Servers

Ningbo Skycorp, Zhejiang Skycorp and Ningbo Dcloud Information provide our customers with brand new and used GPU servers and HPC servers through extensive cooperation with multiple ASIC chip manufacturers. We expect to attract potential customers who may be looking for clean energy alternatives and to market our solar energy-related products and service customers through the provision of HPC servers.

GPU servers are one type of HPC servers, and they help reduce the workload of the CPU of a system by separating tasks by reducing graphic processing for CPUs. GPU servers improve not only visual feelings but also reduce overall computer workload. The main application scenarios for GPU servers are the convergence of simulation, data analytics, and artificial intelligence data processing.

HPC/AI servers as the basement of high-performance computing platforms, using the heterogeneous chip platform. Traditional servers use CPU to run calculation, but HPC/AI servers use “CPU+GPU/FPGA/ASIC” chips platform to compute, efficiency is highly improved under such chip platform.

Source: Caitong Securities

An increasing number of HPC server manufacturers use GPU/FPGA/ASIC chips platforms in their server products. Take our GPU server iPollo V1 as an example, Model V1 has a maximum hash rate of 3.6Gh/s for a power consumption of 3100W, and its hash rate equals 50 PCs Nvidia 3080 laptops. Such GPU servers are widely used to provide computing support for Web3 protocols. Web3 is intended to rebuild the Internet on open, decentralized, and license-free protocols. A distributed infrastructure needs to be built as a base layer to achieve the goal of decentralized protocols. The decentralized framework includes building an infrastructure for video-streaming applications, rendering 2D and 3D objects, and cloud servers. These services have in common that they rely on distributed participant networks to provide GPU computing power services.

HPC Server Accessories

Apart from promoting and providing customers with HPC servers, we also offer HPC server accessories, including mobile data centers, server fans, and control boards.

20FT mobile data center

Power Supply Unit

Server Fan

Control board

In the past 13 years, we have provided more than 250,000 HPC servers globally. HPC servers and accessories revenues were $14,139,923, accounting for 27.71% of the revenues, and $34,519,422, which accounted for 55.54% of the revenues, during the fiscal years ended September 30, 2023 and 2022, respectively.

International Freight Forwarding services

We provide international freight forwarding services to HPC customers per their requirements. We engage third-party carriers to facilitate and arrange the delivery service to the customers and receive service fees from the customers on an order-by-order basis.

For the fiscal years ended September 30, 2023 and 2022, the service business revenue amounted to $206,626, accounting for 0.40%, and $3,088,877, accounting for 5.0% of the revenues, respectively.

Manufacturing

Ningbo Pntech has over 13 years of experience manufacturing solar PV products. The manufacturing philosophy focuses on quality, continuous improvement, flexibility, and high operational efficiency, and we take a lean manufacturing approach to optimize operational efficiency and product quality continuously.

Zhejiang Pntech leases 4,800 square meters of property in Haishu District of Ningbo, Zhejiang Province, for manufacturing solar PV products. The factory has four sets of fully automated PV cable production lines, eight sets of multi-functional PV terminal machines, and other specialized PV accessories production equipment, offering up to 10 million sets of PV connectors and 80,000 km of PV cables annually. We believe these accumulated production experiences and professional facilities would allow us to effectively control critical manufacturing and sourcing processes and product quality and minimize the required capital expenditures.

We have been cooperating with and maintaining long-term relationships with several PV cable raw material suppliers regarding the product supply chain. At the same time, we also focus on expanding new supply chain relationships to prevent operational risks from the high concentration of suppliers.

Quality Control

Our products follow European International Electrotechnical Commission and TÜV production standards. Ningbo Pntech obtained TÜV Certificate in 2014 and Zhejiang Pntech obtained the ISO9001:2015 Quality Management System Certificate in 2022. We have established a quality control system and strict standard operating procedures to minimize quality problems:

•        In the preliminary design and development stage, we will maintain close communication with customers, submit the design plan to customers for confirmation, adjust the design based on customers’ feedback and then put the design into production;

•        During product production, we conduct secondary testing on the products, such as PV voltage resistance test, PV cable’s conventional 6,500V spark machine test, and vertical combustion test to ensure that the products work properly; and

•        Before shipping, we proceed with the final test on subjects such as the detection of wire diameter roundness/color difference/conductor resistance, and other basic testing of PV cables.

Sales and Marketing

Our operating companies in China actively engage in targeted online and offline marketing through various channels to enhance our brand recognition further and acquire customers.

Ningbo Skycorp and its subsidiaries mainly through customer referrals for solar PV products to promote sales. In addition, attending industrial exhibitions per year, such as SNEC International Photovoltaic Power Generation and Smart Generation and Smart Energy Conference & Exhibition at Shanghai and Solar PV World Expo, also helps the exposure of solar PV products and technologies, expands marketing channels, promotes sales and spreads the brand. We expect to attract potential customers who may be looking for clean energy alternatives and to market our solar energy-related products and service customers through the provision of HPC servers.

For HPC servers, Ningbo Skycorp and its subsidiaries use websites, official accounts on social media platforms, such as Facebook, Twitter, and LinkedIn, and online stores on e-commerce platforms, such as Global sourcing, to approach potential customers.

As of September 30, 2023, we had an aggregate of more than 6,800 customers in our customer database who had used or tried our solar PV products and HPC servers.

Research and Development

We believe it is and will be crucial for our success to keep up with advances and changes in solar PV technology. Our R&D activities currently focus on the finalization of the development of the solar energy storage systems.

Our R&D strategy focuses on developing our key technologies and innovations in-house, where we benefit from the expertise of our highly qualified R&D team. It ensures that our solar PV products’ key technologies and innovations reflect our core values and vision of sustainable and green energy generation. As of the date of this prospectus, Ningbo Skycorp and its subsidiaries own 44 patents regarding our solar PV products and apply them in our manufacturing and product offerings. However, we also involve companies in the solar PV industry in our R&D activities and have established, or are in the process of selecting, several partnerships with suppliers and service providers that develop and will supply specific components for our products. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes.

Customers

We adopt business-to-business (“B2B”) business models, and our customers are in the solar PV installation and application and HPC server industries, mainly from Asia and Europe. In the solar PV industry, we believe that we have established and maintained stable and reliable supply chain cooperation relationships with over 3,300 quality end customers, most of whom have business relationships and have made purchases with us for over three years.

Solar PV Business

In the fiscal years 2023 and 2022, the revenue share of our solar PV business customers accounting for 71.9% and 39.5% of the total revenues, respectively, and the solar PV revenue share of our top ten customers in the fiscal years 2023 and 2022 was 2.2% and 9.8%, respectively.

HPC Server Business

For the fiscal year ended September 30, 2023, our HPC server business revenue accounted for 27.7% of the total revenue compared to 55.5% for the fiscal year ended September 30, 2022. We have two major customers for each of these two years. Revenues from these customers accounted for 83.9% and 71.8% of the HPC server business revenue for the fiscal years ended September 30, 2023 and 2022, respectively. The two customers entered into multiple standard HPC sales agreements with the operating entities during the fiscal years 2023 and 2022, including provisions regarding deliverables, payment, confidentiality, warranties, indemnification, and governing law.

The overall percentage of revenue from customers accounting for more than 10% of total revenue decreased by 16.63% in fiscal 2023 compared to fiscal 2022 due to our ongoing efforts to expand new customer groups and reduce customer concentration risk. In addition, we plan to launch new solar power products and solutions, such as solar energy storage systems, security systems, and lamp systems, which we believe would further reduce the customer concentration risk generated by HPC server offerings.

Customer Support

Besides promoting and providing customers with HPC servers and related accessories, we also focus on bringing relevant and valuable information while advising customers on how HPC servers work and other technical consultants.

We believe customer service and satisfaction are key focus for us and contribute to our success. We provide one-stop and turn-key services to our customers to differentiate us from competitors.

Suppliers

Solar PV Suppliers

The primary raw materials of our solar PV products are copper wire, halogen-free flame-retardant sheathing, and halogen-free flame-retardant insulation material for PV cables. We generally purchase raw materials for our manufacturing from select suppliers. We screen all suppliers and components based on expected cost, reliability, warranty coverage, ease of installation, and other factors. We typically enter framework arrangements with our major suppliers that define our purchases’ general terms and conditions, including warranties, product specifications, indemnities, delivery, and other customary terms. We typically purchase raw materials from time to time based on our actual needs.

We maintain a running list of approved suppliers we can rely on if our contracted sources become unavailable. We purchase copper wire, halogen-free flame-retardant sheathing, and halogen-free flame-retardant insulation material from several long-term suppliers.

HPC Servers Suppliers

The primary products in our HPC server business are various models of HPC servers. We purchase servers from several qualified manufacturers to ensure consistent quality, timely delivery, and performance, including Shanghai, Chongqing, Guangdong Province, and Fujian Province. We regularly evaluate the grade of our suppliers and keep a list of approved suppliers selected from factors such as product quality, price, and supply capacity.

Currently, we maintain a stable supply channel for HPC servers. We sign one-year purchase contracts with our suppliers based on actual needs to ensure stable and secure supplies.

Competition

Competitive Landscape of the Solar PV Energy Industry

According to China PV Industry Development Roadmap published by China Photovoltaic Industry Association, in 2022, domestic PV installed 87.41 GW, an increase of 59.3% year-on-year. With policy support and technological progress, Chinese enterprises have gradually improved their technical level and production capacity, and some of them have become important suppliers in the domestic market. There are many participants in the solar PV energy industry in China, and industry competition will intensify as more markets develop their local PV manufacturing supply chains.

Competitive Landscape of the HPC Server Industry

The global HPC servers market is concentrated with a few large competitors, and most leading players are based in the US. According to 2023 data research from the International Super Computing Summit, the top three manufacturers are HPE, Dell, and Lenovo, with a 2022 market share reaching 33.3%, 23.2%, and 7.8% (Source: Hyperion Research 2023), respectively. Those traditional brands have already gained their leading position in the HPC server competition. The market share of the first three factories is more than 64.2% of the overall market of HPC servers, and they have formed the oligarchy effect of the market with the advantage of comprehensive strength. Their position is difficult to change in a short time.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, and similar intellectual property as critical to our success. Protection of our intellectual property is a strategic priority for our business. We rely on a combination of protections provided by patents, copyrights, trademark, and trade secret laws, and confidentiality agreements, and non-compete agreements with our employees to protect our proprietary rights. As of the date of this prospectus, Ningbo Skycorp and its subsidiaries had registered 44 patents, 33 trademarks, 16 copyrights, and 1 domain name in the PRC.

Patent

As of the date of this prospectus, Ningbo Skycorp and its subsidiaries have registered a total of 44 patents, including 31 utility model patents, 6 invention patent and 7 design patents in the PRC.

No.	Patent Name	Registrant	Patent Number	Patent Type	Filing Date	Validity Term
1	A Photovoltaic Cable	Ningbo Pntech	CN205582575U	Utility Patent	April 8, 2016	10 years
2	A Photovoltaic Connector	Ningbo Pntech	CN205509127U	Utility Patent	April 8, 2016	10 years
3	A Photovoltaic Junction Box	Ningbo Pntech	CN105743435A	Invention patent	April 8, 2016	20 years
4	Anti-High Voltage Solar Panel	Ningbo Pntech	CN211126095U	Utility Patent	January 6, 2020	10 years
5	A Double-Core Fireproof Photovoltaic Cable	Ningbo Pntech	CN211265049U	Utility Patent	January 6, 2020	10 years
6	A Multi-Core Photovoltaic Cable	Ningbo Pntech	CN211265081U	Utility Patent	January 6, 2020	10 years
7	An Anti-backflow PV Cable Assemblies	Ningbo Pntech	CN211017629U	Utility Patent	January 6, 2020	10 years
8	A Photovoltaic Cable Sheath	Ningbo Pntech	CN211265021U	Utility Patent	January 6, 2020	10 years
9	A Solar Photovoltaic Inverter	Ningbo Pntech	CN211128816U	Utility Patent	January 7, 2020	10 years
10	A High Flexibility Anti-Traction and Pressure Resistant Photovoltaic Cable	Ningbo Pntech	CN211062488U	Utility Patent	January 7, 2020	10 years
11	A Solar PV Assemblies	Ningbo Pntech	CN211127718U	Utility Patent	January 7, 2020	10 years
12	the Fixing Structure of a PV Connector	Ningbo Pntech	CN211018757U	Utility Patent	January 7, 2020	10 years
13	An Installation Equipment for PV Connectors	Ningbo Pntech	CN211017694U	Utility Patent	January 7, 2020	10 years
14	Abrasion-resistant PV Cable	Ningbo Pntech	CN211016594U	Utility Patent	January 7, 2020	10 years
15	A Solar PV Junction Box	Ningbo Pntech	CN211018759U	Utility Patent	January 13, 2020	10 years
16	A Fastening Device for PV Cables in Photovoltaic Power Generation	Ningbo Pntech	CN211126873U	Utility Patent	January 13, 2020	10 years
17	A Protection Box for PV Cables	Ningbo Pntech	CN211266860U	Utility Patent	January 13, 2020	10 years
18	A Fixed Accessory for PV Cables	Ningbo Pntech	CN211063236U	Utility Patent	January 13, 2020	10 years
19	A Rapidly Assembled Photovoltaic Wiring Device	Ningbo Pntech	CN211018758U	Utility Patent	January 13, 2020	10 years
20	A PV Inverter Mounting Structure	Ningbo Pntech	CN218006696U	Utility Patent	June 28, 2022	10 years

No.	Patent Name	Registrant	Patent Number	Patent Type	Filing Date	Validity Term
21	An Integrated Intelligent Temperature Control System for PV Heat Pumps and Energy Storage	Ningbo Skycorp	CN115899807A	Invention patent	January 13, 2023	20 years
22	A High-Voltage Energy Storage and Inverter Integration System	Ningbo Skycorp	CN115954918A	Invention patent	January 13, 2023	20 years
23	MC4-Type Male Copper-aluminum PV Connector	Zhejiang Pntech	CN307141735S	Design Patent	August 30, 2021	15 years
24	Copper-aluminum MC4-type PV Connector	Zhejiang Pntech	CN216436202U	Utility Patent	August 30, 2021	10 years
25	Female Connector (Copper-aluminum MC4 type)	Zhejiang Pntech	CN307076960S	Design Patent	August 30, 2021	15 years
26	A PV Module Junction Box	Zhejiang Pntech	CN217116027U	Utility Patent	April 6, 2022	10 years
27	A PV Cable for Distributed PV Stations	Zhejiang Pntech	CN217115436U	Utility Patent	April 6, 2022	10 years
28	A Corrosion-resistant PV Cable	Zhejiang Pntech	CN217544215U	Utility Patent	April 8, 2022	10 years
29	A Stable Connecting PV Junction Box Connector	Zhejiang Pntech	CN217115591U	Utility Patent	April 8, 2022	10 years
30	A kind of special cable for OV	Zhejiang Pntech	CN217113907U	Utility Patent	April 21, 2022	10 years
31	A Cable Positioning Member for Fixing PV Cables	Zhejiang Pntech	CN217545520U	Utility Patent	May 6, 2022	10 years
32	An Integrated PV Connector	Zhejiang Pntech	CN217545084U	Utility Patent	May 7, 2022	10 years
33	A Solar PV Battery Junction Box	Zhejiang Pntech	CN217545987U	Utility Patent	May 7, 2022	10 years
34	A Series-integrated Split-type PV Module Junction Box	Zhejiang Pntech	CN217545986U	Utility Patent	May 16, 2022	10 years
35	Abrasion-resistant PV Cable	Zhejiang Pntech	CN217544184U	Utility Patent	May 25, 2022	10 years
36	PV Connector	Zhejiang Pntech	CN307580568S	Design Patent	June 7, 2022	15 years
37	Multifunctional PV Connector Wrench	Zhejiang Pntech	CN307737291S	Design Patent	September 19, 2022	15 years
38	Packaging Box(1)	Zhejiang Pntech	CN307754532S	Design Patent	September 19, 2022	15 years
39	PV Connector	Zhejiang Pntech	CN307731386S	Design Patent	September 19, 2022	15 years
40	A Multifunctional PV Connector Wrench	Zhejiang Pntech	CN218194873U	Utility Patent	September 19, 2022	10 years

No.	Patent Name	Registrant	Patent Number	Patent Type	Filing Date	Validity Term
41	Packaging Box(2)	Zhejiang Pntech	CN307762153S	Design Patent	September 19, 2022	15 years
42	Multi-functional assembly and tightening device for photovoltaic connector terminal	Zhejiang Pntech	CN116944847A	Invention Patent	May 16, 2023	20 years
43	A DC Cable Processing Device for Solar PV	Zhejiang Pntech	CN116316313A	Invention Patent	May 16, 2023	20 years
44	An Intelligent Lighting Control System for Road Lighting Applications	Ningbo Dcloud Information	CN105578659A	Invention patent	February 4, 2016	20 years

Trademark

As of the date of this prospectus, Ningbo Skycorp and its subsidiaries have registered a total of 33 Trademark in the PRC:

No.	Registrant	Trademark	Registered Number	Registered Date	Validity Term
1	Ningbo Skycorp		44169670	February 21, 2021	10 years
2	Ningbo Skycorp		26853418	September 21, 2018	10 years
3	Ningbo Skycorp		20087933	July 14, 2017	10 years
4	Ningbo Skycorp		20087780	July 14, 2017	10 years
5	Ningbo Skycorp		17532186	September 14, 2017	10 years
6	Ningbo Skycorp		17531870	September 21, 2016	10 years
7	Ningbo Skycorp		17532190	September 21, 2016	10 years
8	Ningbo Skycorp		17217842	September 7, 2016	10 years
9	Ningbo Dcloud Information		50728111	June 21, 2021	10 years
10	Ningbo Dcloud Information		35026963	August 7, 2019	10 years
11	Ningbo Dcloud Information		30029786	February 28, 2019	10 years
12	Ningbo Dcloud Information		26854892	September 21, 2018	10 years
13	Ningbo Dcloud Information		26793926	October 14, 2018	10 years
14	Ningbo Dcloud Information		21884045	February 14, 2018	10 years
15	Ningbo Dcloud Information		18070650	November 21, 2016	10 years
16	Ningbo Dcloud Information		18070431	November 21, 2016	10 years
17	Ningbo Dcloud Information		17893237	December 28, 2016	10 years
18	Zhejiang Skycorp		59411546	March 28, 2022	10 years

No.	Registrant	Trademark	Registered Number	Registered Date	Validity Term
19	Zhejiang Skycorp		59018762	February 21, 2022	10 years
20	Zhejiang Skycorp		58993236	February 28, 2022	10 years
21	Zhejiang Skycorp		55024117	October 28, 2021	10 years
22	Zhejiang Skycorp		41191057	August 7, 2020	10 years
23	Zhejiang Skycorp		41141230	May 19, 2020	10 years
24	Ningbo Pntech		45754824	December 28, 2020	10 years
25	Ningbo Pntech		45754829	December 28, 2020	10 years
26	Zhejiang Pntech		58676360	February 28, 2022	10 years
27	Zhejiang Pntech		43093531	October 14, 2020	10 years
28	Zhejiang Pntech		20727899	November 14, 2017	10 years
29	Zhejiang Pntech		17778880	October 14, 2016	10 years
30	Zhejiang Pntech		63151636	September 7, 2022	10 years
31	Zhejiang Pntech		63158686	September 14, 2022	10 years
32	Zhejiang Pntech		63178197	September 7, 2022	10 years
33	Zhejiang Pntech		63161344	September 7, 2022	10 years

Copyright

As of the date of this prospectus, Ningbo Skycorp and its subsidiaries have registered 16 copyrights in the PRC:

No.	Copyright Name	Registrant	Registered Number	Initial Issue Date
1	Skycorp online water quality monitoring software	Ningbo Skycorp	2016SR302519	October 21, 2016
2	Skycorp Street Light Control (IOS Version) Software	Ningbo Skycorp	2016SR300825	October 20, 2016
3	Skycorp street light control software	Ningbo Skycorp	2015SR178584	September 15, 2015
4	Dcloud information intelligent device control (IOS version) software	Ningbo Dcloud Information	2017SR561404	October 11, 2017
5	Dcloud information intelligent DC lighting control software	Ningbo Dcloud Information	2017SR574149	January 1, 2017
6	Dcloud information prepaid equipment management software	Ningbo Dcloud Information	2017SR570756	January 1, 2017
7	Dcloud CityLink intelligent dust detection cloud platform software	Ningbo Dcloud Information	2016SR346038	November 29, 2016
8	Dcloud Drinking Water Sanitation Online Monitoring Software	Ningbo Dcloud Information	2016SR346042	November 29, 2016
9	Dcloud Street Light Gateway Software	Ningbo Dcloud Information	2016SR004535	January 7, 2016

No.	Copyright Name	Registrant	Registered Number	Initial Issue Date
10	Dcloud Street Light Gateway Server Software	Ningbo Dcloud Information	2016SR004481	January 7, 2016
11	Dcloud Citylink Intelligent Street Light Control Software	Ningbo Dcloud Information	2016SR001774	January 5, 2016
12	Dcloud Mobile Control Software	Ningbo Dcloud Information	2015SR249736	December 8, 2015
13	Energy Storage BMS Fault Diagnosis and Early Warning SoftwareV1.0	Ningbo Dcloud Information	2024SR0280004	February 19, 2024
14	Energy Storage BMS Cloud Platform Software	Ningbo Dcloud Information	2024SR0277496	February 19, 2024
15	Photovoltaic Junction Box Monitoring software V1.0	Zhejiang Pntech	2024SR0528188	April 18, 2024
16	Commercial and Industrial Energy Storage Station Management and Intelligent Operation and Maintenance Software V1.0	Ningbo Superfast	2024SR0750894	June 3, 2024

Domain Name

As of the date of this prospectus, Ningbo Pntech has registered 1 domain name in the PRC:

No.	Domain Name	Owner	Expiration Date	ICP Registration
1	Pntech.com.cn	Ningbo Pntech	May 22, 2030	Yes

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring the unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent the misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. See “Risk Factors — Risks Related to Our Business and Industry — We may not be able to adequately protect and maintain our intellectual property.”

Insurance

We provide social security insurance for our employees as required by relevant applicable laws and regulations. Our operating entities have limited liability insurance coverage, including property insurance, for our products and business operations, and we do not have any business disruption insurance. See “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage strategy may not be adequate to protect us from all business risk.”

Environmental Matters

We are subject to PRC environmental laws and regulations including the Environmental Protection Law of the PRC. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under PRC environmental laws and regulations.

As a company focused on R&D, production and sales of PV cables with lessen pollution to the environment, our products are not listed in the Comprehensive Catalogue for Environmental Protection formulated by the Ministry of Ecology and Environment. Besides, we are not enterprise or other production operator that are included in the classification management catalog of pollutant discharge permits for stationary pollution sources, therefore, our operating subsidiaries are not required to apply for a pollutant discharge permit for the time being.

We have consistently followed national and local environmental laws and regulations and established internal regulations such as the Environmental Manual since our inception. During the reported period, no fines or other penalties were incurred due to violations of environmental protection laws and regulations.

Our operating entities’ operations are subject to regulation and periodic monitoring by local environmental authorities. If we fail to comply with present or future laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

Employees

As of the date of this prospectus, we have 101 full-time employees. We had 89 and 79 employees as of September 30, 2023 and 2022, respectively. All of our employees are located in China, all of them signed full-time labor contracts.

We believe in offering our employees a competitive compensation package and a dynamic work environment that encourages performance-based initiative. As a result, we have been able to attract and retain talented people and maintain a stable core management team.

Chinese regulations require we participate in various government statutory employee benefit programs, including pension, medical, unemployment, work injury, maternity insurance, and housing provident fund. Under PRC law, we are required to contribute a specified percentage of our employees’ salaries, bonuses, and specific allowances to employee benefit plans, up to a maximum amount set by local government regulations. We have entered into labor, confidentiality, and non-compete agreements with our employees. The non-compete period typically expires two years after termination of employment, and we agree to compensate our employees during the restriction period at a percentage of their pre-termination wages.

We believe that we maintain good working relationships with our employees and that we have not experienced any significant labor disputes.

Facilities

Ningbo Skycorp and its subsidiaries’ corporate headquarters and executive offices are currently located in Zhejiang Province in China, where Ningbo Dcloud Information leases in aggregate of 783.5 square meters of property for office use, and Ningbo Pntech leases 4,800 square meters of property, primarily for corporate administration, R&D, pilot production, and testing. The following table sets forth certain information relating to our principal facilities as of the date of this prospectus.

Location	Size (Square Meters)	Term	Primary Use
Room 310, No.188, Jing Hua Road, High-tech Zone, Ningbo City, Zhejiang Province, China	190.2	April 1, 2024 to March 31, 2025	Office
Zhongyi, Gulin Town, Haishu District, Ningbo City, Zhejiang Province, China	4,800	March 20, 2022 to May 20, 2025	Manufacturing, R&D, and Office
Zhongyi, Gulin Town, Haishu District, Ningbo City, Zhejiang Province, China	1,800	June 01, 2022 to April 30, 2025	Manufacturing and Office
Room 306, No.188, Jing Hua Road, High-tech Zone, Ningbo City, Zhejiang Province, China	77.3	October 8, 2023 to October 7, 2024	Office
Room 301, 302, 303, No.188, Jing Hua Road, High-tech Zone, Ningbo City, Zhejiang Province, China	516	December 25, 2023 to December 24, 2024	Office

As we expand the scale of our business operations, we intend to add new facilities or expand our existing facilities. We believe that suitable additional or replacement space will become available in the future and on commercially reasonable terms to accommodate our foreseeable future expansion.

Seasonality

Our services historically have not been subject to seasonal variations.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral, or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business, financial conditions, or results of operations. We may, from time to time, become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATIONs

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up FIEs in the PRC either individually or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property shares or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC either individually or jointly with other investors, and (iv) foreign investors investing in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that FIEs that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at the investment access stage, which is not lower than that of domestic investors and their investments, and “negative list” means the special administrative measures for the access of foreign investment in specific fields as stipulated by the State, which will be issued by or upon approval by the State Council. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the 2021 Negative List, promulgated by the NDRC and the MOFCOM on December 27, 2021 and took effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, promulgated by the National Development and Reform Commission, or the NDRC and the MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in the 2021 Negative List are generally deemed “permitted” for foreign investment unless specifically prohibited or restricted by other PRC laws and regulations. Our current businesses are not included in the 2021 Negative List and are not otherwise restricted to foreign investment by PRC laws and regulations. However, as the 2021 Negative List is amended from time to time, and other PRC laws and regulations on foreign investment restrictions are subject to change as well, we cannot guarantee that our businesses will not become subject to restrictions on foreign investment in the future.]

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, foreign investors or FIEs carrying out investment activities directly or indirectly in China shall submit investment information through the enterprise registration system and the national enterprise credit information publicity system operated by the SAMR. Foreign investors or FIEs shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a FIE investing in China has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such FIE to submit the reports separately. Where a foreign investor or a FIE fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days. Failure to make corrections within the specified period may subject the foreign investor or the FIE to fines of up to RMB 300,000, or a fine up to RMB 500,000 if other severe violations exist.

Furthermore, from January 1, 2020, FIEs established prior to the Implementing Rules may maintain their original business organization and so on within five years after the Implementing Rules. The organization form, organization and activities of FIEs shall be governed by the PRC Company Law and the Partnership Enterprise Law. If a FIE fails to adjust its organizational form or organizational structure in accordance with the Foreign Investment Law as of January 1, 2025, the relevant market regulation departments will not process other registrations for such FIE and may disclose its relevant information to the public.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. Led by the NDRC and MOFCOM, the Office of the Working Mechanism shall be established under the NDRC to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, finance and technology.

Regulations Relating to Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and FIEs, and the Foreign Investment Law and its Implementing Rules, which apply to FIEs.

Under these laws, regulations and rules, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to set aside as general reserves at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of their reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Product Quality and Consumer Protection

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines.

Manufacturers shall not be liable when they are able to prove that: (1) the product has never been circulated; (2) the defects causing injuries or damage did not exist at the time when the product was circulated; or (3) the science and technology at the time when the product was circulated were at a level incapable of detecting the defects. A seller shall pay compensation if it can neither indicate the manufacturer nor the supplier of the defective product. The aggrieved party may claim compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage.

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among others, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest may be subordinated to an interested third party acting in good faith.

On May 28, 2020, the Civil Code of the People’s Republic of China, or the PRC Civil Code, was promulgated by the National People’s Congress and came into effect on January 1, 2021 and replaced the Property Law, the Contract Law of the PRC and several other basic civil laws in the PRC. According to the PRC Civil Code, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. Where a lessor knows or should have known of the sublease made by a lessee but fails to raise any objection within six months, the lessor is deemed to have consented to the sublease. Pursuant to the PRC Civil Code, where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations Relating to Land or Property Use

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was most recently amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Rules for Implementation of the Land Administration Law of the PRC which was most recently amended on July 2, 2021 and became effective on September 1, 2021. According to the regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Changes to the purpose of the use of land in accordance with laws must be supported by approval documents, and an application for the change of registration must be submitted to the land administration department of the people’s government above county level in which the land is situated. The change registration shall be carried out by the original land registration administrative authority in accordance with law. If the enterprises or individuals do not use state-owned land in accordance with the approved land use purpose, the natural resources administrative department of the people’s government at county level and above shall order the party concerned to hand over the land.

Regulations Relating to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances. See “Risk Factors — Risk Factors Related to Our Business and Industry — We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.”

Regulations Relating to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014 and June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations Relating to Fire Protection

Pursuant to the PRC Fire Protection Law, which was promulgated by the SCNPC on April 29, 1998 and most recently amended on April 29, 2021. According to the Fire Protection Law and other relevant laws and regulations of the PRC, the Minister of Housing and Urban-rural Development and its local counterparts at or above county level shall monitor and administer the fire protection affairs. The fire protection departments of such public securities are responsible for implementation. The Fire Protection Law provides that the fire protection design or construction of a construction project must conform to the national fire protection technical standards (as the case may be). According to Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the Minister of Housing and Urban-rural Development on April 1, 2020 and most recently amended on August 21, 2023, and effective on October 3, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects are subject to the fire protection design review and final inspection with the competent department. Where a special construction project fails to undergo or pass the fire protection design review, neither the construction entity nor construction contractor shall commence construction. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB 30,000 and RMB 300,000.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The Copyright Law amended in 2010 has extended copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “CN.” On June 18, 2019, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for the Registration of National Top-level Domain Names which took effect on the same day setting forth the detailed rules for registration of top-level domain names. The CNNIC also issued the revised Measures for the Resolution of Disputes over National Top-level Domain Names and the Procedures for the Resolution of Disputes over National Top-level Domain Names on June 18, 2019, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

Foreign Exchange

Pursuant to the Administrative Regulations of the PRC on Foreign Exchange promulgated by the State Council on January 29, 1996, most recently amended on August 1, 2008, and took effective on August 5, 2008, and various regulations issued by the SAFE and other PRC regulatory agencies, foreign currency could be exchanged or paid through two different accounts, namely current account and capital account. Payment of current account items, including commodity, trade and service-related foreign exchange transactions and other current payment, may be made by conversion between Renminbi and foreign currencies without approval of the SAFE, but are subject to procedural requirements including presenting relevant documentary evidence of such transactions. Capital account items, such as direct equity investment, loans and repatriation of investment, require the prior approval from or registration with the SAFE or its local branch for conversion between RMB and the foreign currency, and remittance of the foreign currency outside the PRC.

SAFE Circular 59

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012, with last amendment on December 30, 2019. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. According to SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g., pre-investment expenses account, foreign exchange capital account, asset realization account, guarantee account) no longer requires SAFE’s approval. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) no longer requires SAFE’s approval or verification, and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE’s approval.

SAFE Circular 19

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and further revised in 2019. According to the SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, SAFE promulgated SAFE Circular 16, which unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%, which may be adjusted by SAFE from time to time according to the situation of Balance of Payments. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes:

(1)    directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

(2)    directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations;

(3)    directly or indirectly used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and

(4)    construction or paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE Circular 37

SAFE Circular 37 became effective on July 4, 2014. Pursuant to SAFE Circular 37, SAFE and its branches shall enforce registration management for establishment of a special purpose vehicle, or SPV, by domestic residents (including domestic institutions and domestic resident individuals, and domestic resident individuals shall refer to PRC citizens holding the identity cards for PRC domestic residents, military identity certificates or identity certificates for armed police force, and overseas individuals that do not hold any domestic legitimate identity certificates but have habitual residences within the territory of the PRC due to relationships of economic interests). Prior to contributing domestic and overseas legitimate assets or interests to an SPV, a domestic resident shall apply to SAFE for foreign exchange registration of overseas investment. Where a registered overseas SPV undergoes changes of its domestic resident individual shareholders, name, operating period or other basic information, or experiences substantial changes including without limitation the increase or reduction of registered capital by domestic resident individuals, transfer or replacement of equity and merger or split, the SPV shall go through modification registration of foreign exchange for overseas investment with SAFE. Where a non-listed SPV uses its own equity interests or options to grant equity incentives to the directors, supervisors and senior management of a domestic enterprise under its direct or indirect control, as well as other employees in employment or labor relationships with the aforesaid company, relevant domestic resident individuals may, before exercising their rights, apply to SAFE for foreign exchange registration of the SPV.

SAFE Circular 13

Pursuant to Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, with last amendment on December 30, 2019, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks in accordance with SAFE Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF, and took effective on March 1, 2003 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amount and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 with last amendment on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Taxation

Income Tax

According to the EIT Law, which was promulgated on March 16, 2007, took effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, with the latest amendment on December 29, 2017. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011, which were both revised on December 1, 2017, and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the SAT Circular 37, which took effect on December 1, 2017 with the latest amendment on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises amended by Ministry of Science and Technology, MOF and SAT on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High-tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A “high and new technology enterprise,” is entitled to a favorable statutory tax rate of 15% and such an enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, took effect from January 1, 2008 and amended on April 23, 2019. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and took effective on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and other regulatory authority jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB 1,000 to RMB 10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB 10,000 or RMB 50,000 and an application may be made to a local court for compulsory enforcement.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which took effect on July 1, 2013. Pursuant to the amended Labor Contract Law, the outsourced contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of outsourced contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with an outsourced contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, outsourced workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use outsourced workers for temporary, auxiliary or substitutive positions, and the number of outsourced workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the noncompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB 5,000 to RMB 10,000 for each noncompliance outsourced worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the outsourced worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use outsourced labor shall bear tortious liability for any injury or damage caused to other people by outsourced personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC promulgated the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (ii) when we set up our offshore holding structure, Ningbo Skycorp was a then-existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules; the interpretation and application of the regulations are subject to change, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Measures along with its five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating subsidiaries of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited combined financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Regulations Relating to Information Security and Privacy Protection

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective from September 1, 2021. According to the PRC Data Security Law, a data classification protection system shall be established to protect data by classification. Entities engaged in data processing activities shall, in accordance with the laws and regulations, establish a sound whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security.

According to the PRC Civil Code, personal information of natural persons is protected by law. Any organization or individual that needs to obtain personal information of others shall obtain legally and ensure the information security, and shall not illegally collect, use, process, transmit, trade, provide or disclose personal information of others. The Personal Information Protection Law of the PRC promulgated by the SCNPC on August 20, 2021, and effective from November 1, 2021, further emphasized the duties and responsibilities of the processing personnel for the protection of personal information, and provided stricter protection measures for processing sensitive personal information.

On December 28, 2021, the CAC published Measures for Cybersecurity Review (2021 version), which came into effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020 version). The Measures for Cybersecurity Review (2021 version) provides that operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Measures for Cybersecurity Review (2021 version), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Measures for Cybersecurity Review (2021 version), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, which became effective from September 1, 2022. The Security Assessment of Outbound Data Transfers shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Security Assessment of Outbound Data Transfers stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315042.

Name	Age	Position with our Company
Weiqi Huang	39	Director, Chairman of the Board and Chief Executive Officer
Yongheng Xin	43	Chief Financial Officer
Jiye He	42	Director and Chief Information Officer
Gaokui Zhang	39	Chief Operating Officer
Xufeng Lu	43	Chief Technology Officer
Zhen Meng	39	Independent Director nominee*
Mengying Wang	31	Independent Director nominee*
Baosong Li	43	Independent Director nominee*

____________

*        These individuals have accepted their appointment as directors effective upon the effectiveness of the registrations statement of which this prospectus forms a part.

Mr. Weiqi Huang serves as our Director, Chairman of the Board, and Chief Executive Officer, and he is the founder and Chief Executive Officer of Ningbo Skycorp. Mr. Huang is responsible for overall operations, strategic planning, product innovation, team leadership, and the development of strategic partnerships. Mr. Huang entered the renewable energy industry in 2010 at Eoplly New Energy Technology Co., Ltd. as an Overseas Sales Manager, where he oversaw and directed the sales team to achieve targets, formulated sales strategies based on market analysis, and collaborated with internal teams to ensure efficient delivery and post-sales service, optimizing customer satisfaction and loyalty. Mr. Huang obtained his master’s degree in Information Management in June 2009 and his master’s degree in Management Leadership in June 2010 from Lund University in Sweden.

Mr. Yongheng Xin, who has abundant experience in finance, serves as our Chief Financial Officer. Since August 2023, Mr. Xin has been the Chief Financial Officer of Ningbo Skycorp. He is responsible for preparing, analyzing, and reporting financial statements, strategic planning, and financial risk management. From May 2022 to July 2023, Mr. Xin served as the Financial Manager at Ningbo Zhongpu Lantian Information Technology Co., Ltd., where Mr. Xin oversaw general ledger, financial transactions, and fund operations with banks, developed financial regulations, managed tax filings and inspections, and handled accounting and statistical data reporting. From September 2019 to May 2022, Mr. Xin worked at Zhejiang Jiwu Smart Technology Co., Ltd. as Financial Manager. From November 2011 to August 2019, Mr. Xin served as a Finance Manager at Ningbo Yilanka Electric Co., Ltd. From August 2005 to October 2011, Mr. Xin worked as Finance Supervisor at Ningbo Zhongke Integrated Circuit Design Center Co., Ltd. From July 2003 to July 2005, Mr. Xin worked at Shanghai Bailian Group Co., Ltd. as a Finance Assistant. Mr. Xin obtained his bachelor’s degree in Accounting from Shanghai Institute of Technology in July 2003.

Mr. Jiye He serves as our Director and Chief information Officer. Since March 2023, Mr. He has been the Chief Information Officer of Ningbo Skycorp and is responsible for aligning IT with our business goals, optimizing IT processes for business growth, and collaborating with management team to understand our IT needs. From November 2020 to December 2022, Mr. He worked as a Senior Sales Manager at Lama Vertriebs GmbH, where he managed product promotion, conducted business negotiations, and attended trade shows in Europe. From November 2016 to November 2020, Mr. He was the Business Representative at Siel International Trading Gmbh. From January 2013 to September 2016, Mr. He was the Project Manager at Ningbo Chunxiao Food Co., Ltd. From January 2008 to December 2011, Mr. He worked as Sales Engineer at Ningbo Hengshuai Co., Ltd. Mr. He obtained his bachelor’s degree in Equipment Management from Anhalt University of Applied Sciences in July 2007.

Mr. Gaokui Zhang serves as our Chief Operating Officer. He is the co-founder of Ningbo Skycorp and previously served as Deputy General Manager at Ningbo Skycorp from April 2011 to April 2016, where he oversaw research, development, and project management, managed daily technology department operations and project progress, coordinated with other departments for project implementation, and drove new product development to enhance technological competitiveness. Since April 2016, Mr. Zhang has served as Chief Operating Officer of Ningbo Skycorp. Mr. Zhang obtained his bachelor’s degree in international trading from Ningbo University of Finance and Economics in June 2006.

Mr. Xufeng Lu serves as our Chief Technology Officer. Since June 2019, Mr. Lu has been the Chief Technology Officer of Zhejiang Pntech. He is responsible for PV business unit operations, setting strategic goals, overseeing marketing, product development and sales, and customer relationships. From April 2011 to June 2019, Mr. Lu was the Director of the Production Department at Ningbo Pntech, where he was responsible for developing production plans, managing the production team, and coordinating with suppliers of raw materials. From February 2005 to June 2010, Mr. Lu was a Senior Electrical Engineer at Shenzhen Ericsson Communication Co., Ltd. Mr. Lu obtained his diploma in electrical engineering from Zhejiang Business Technology Institute in June 2002, and his master’s degree in Executive Master of Business Administration from Fudan University in April 2017.

Mr. Zhen Meng will serve as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part. He has more than 10 years of corporate strategy development and management. Since January 2023, Mr. Meng has been the Chief Strategic Officer at Ningbo Gerui Digital Technology Co., Ltd., where he provides strategic advice on organization structure, business model, operational process, corporate culture, marketing, human resources, finance and taxation, and management. From July 2021 to December 2022, Mr. Meng worked as a Risk Director at Ningbo Deye Inverter Technology Co., Ltd., where he coordinated the formulation and implementation of development strategies, capital market financing projects, liaised with investment partners and professional firms, developed and enhanced internal management systems, and handled daily administrative affairs. From 2010 to 2021, Mr. Meng was a Manager at China Export & Credit Insurance Corporation, and he was responsible for business development, marketing strategies formulation and execution, and team management. Mr. Meng obtained his bachelor’s degree in economics from York University in June 2010 and his master’s in business administration from the University of Canberra in October 2015.

Ms. Mengying Wang will serve as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Wang has 9-year experience in capital markets, strategy development and management. From August 2014 to June 2020, Ms. Wang was Chairman’s executive assistant at Hangzhou Canaan Creative Co., Ltd., where she assisted the Chairman in formulating and implementing business strategy, coordinated domestic and international capital market financing projects, including multiple IPO transactions, developed and enhanced internal management systems, and managed daily administrative affairs. Since July 2020, she has been the Vice President at Zhejiang Nano Science & Technology Co., Ltd., where Ms. Wang facilitated its listing on Nasdaq, participated in strategic planning, and monitored business projects. Ms. Wang obtained her bachelor’s degree in financial management from Zhejiang Gongshang University in June 2014.

Mr. Baosong Li will serve as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part. Since September 2020, Mr. Li has been the Managing and Executive Partner at Nanjing Baichengxingzhe Accounting Firm, supervising audit and certification work, providing financial and tax consulting services, and overseeing daily operations and management. From October 2018 to August 2020, he worked as a Project Partner at Nanjing Huashengxinwei Accounting Firm, where he led various audit, certification, financial, and tax consulting projects, participated in project planning and management, and maintained customer relationships. From May 2014 to September 2018, Mr. Li worked as a Project Partner at Tianheng Accounting Firm (Xuzhou Branch). From July 2012 to April 2014, Mr. Li was an Audit Manager at Zhonghui Accounting Firm (Jiangsu Branch), responsible for financial statement and audit report preparation and relevant consulting services. Mr. Li obtained his bachelor’s degree in finance from Nanjing University of Finance and Economics in January 2006, and he is a holder of certificates of Certified Public Account, Certified Tax Agent, and Senior Accountant.

Family Relationship

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we are entitled to terminate an executive officer’s employment for cause at any time. Each executive officer has agreed not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We have entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties, which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties, including the duty to act in good faith and in the best interests of the company, as well as a duty to act with care, skill and diligence under English common law principles.

Compensation of Directors and Executive Officers

For the fiscal years ended September 30, 2023 and 2022, we paid an aggregate of $185,303 and $167,500, respectively, as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board of Directors. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Board Committees

We will establish three committees under the Board of Directors: an audit committee, a compensation committee and a nominating committee, and adopt a charter for each of the three committees, effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of our committee charters will be posted on our corporate investor relations website prior to the effectiveness of the registration statement. Each committee’s members and functions are described below.

Audit Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Baosong Li. Mr. Baosong Li will serve as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Mr. Baosong Li qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the audit committee are, among other things:

•        make recommendations to the Board in relation to the appointment;

•        re-appoint and remove of the external auditor;

•        monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

•        review and supervise our financial controls, internal control and risk management systems.

Compensation Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Baosong Li. Mr. Zhen Meng will serve as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

•        make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

•        make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

•        review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating committee will consist of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Baosong Li. Ms. Mengying Wang will be the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

•        review the structure, size and composition of the Board on a regular basis;

•        identify individuals suitably qualified to become Board members;

•        assess the independence of independent directors; and

•        make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

•        convening general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Interested Transactions

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of our board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board of directors after he knows that he is or has become so interested. For this purpose, a general notice to our board of directors by a director to the effect that:

(a)     he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(b)    he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under the articles of association of the Company in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board of directors meeting after it is given.

Following a declaration being made pursuant to the above, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Foreign Private Issuer Exemption

We are a “foreign private issuer” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on its home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that it nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that it intends to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Prior to completing this offering, we will not rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq. If we choose to do so in the future, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Remuneration

The directors may receive such remuneration as our Board of Directors may determine from time to time. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 14.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our Ordinary Shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 50,000 Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming no exercise of the over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have four (4) shareholders of record, none of whom is located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner(1)	Amount	Percentage(2)	Amount	Percentage(3)
Executive Officers, Directors and Director Nominees			[•]	[•]
Weiqi Huang(4)	31,000	62%	[•]	[•]	%
Gaokui Zhang(5)	15,500	31%	[•]	[•]	%
All directors, director nominees and executive officers as a group (2 individuals)	46,500	93%	[•]	[•]	%
5% or Greater Shareholders
Skyline Tech Limited(4)	31,000	62%	[•]	[•]	%
Baili Group Limited(5)	15,500	31%	[•]	[•]	%

____________

Notes:

(1)      Except as otherwise indicated below, the business address of our directors and executive officers is Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048.

(2)      Based on 50,000 Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Ordinary share are entitled to one (1) vote per share.

(3)      Based on [•] Ordinary Shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(4)      Weiqi Huang, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Skyline Tech Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Skyline Tech Limited. The address of Skyline Tech Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5)      Gaokui Zhang, our director, is the sole shareholder and director of Baili Group Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Baili Group Limited. The address of Baili Group Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company had transactions with during the years ended September 30, 2023 and 2022, and as of the date of this prospectus:

	Name	Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Director and Chief Operating Officer
(c)	Xufeng Lu	Chief Technology Officer
(d)	Yi Lin	Wife of Gaokui Zhang
(e)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(f)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(g)	Linshan Group Limited	Minor shareholder
(h)	Helios Tech Limited	Minor shareholder
(i)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech

Due from related parties

As of September 30, 2023 and 2022, and as of the date of this prospectus, balances due from related parties, consisted of the following:

	As of September 30,
	2023	2022
Gaokui Zhang(1)	$—	703,653
Weiqi Huang(2)	4,025,295	5,572,480
Yi Lin(3)	—	305,622
Skyline Tech Limited (BVI)(4)	31,000	31,000
Baili Group Limited (BVI)(5)	15,500	15,500
Linshan Group Limited (BVI)(6)	1,500	1,500
Helios Tech Limited (BVI)(7)	2,000	2,000
Ningbo Yiqiying New Energy Co., Ltd.(8)	68,538	—
Total due from related parties	$4,143,833	6,631,755

____________

(1)      For the year ended September 30, 2023, the Company provided $589,483 to Gaokui Zhang, and received $1,439,582 from Gaokui Zhang. The amount is a personal loan, and it is interest free with no specific repayment terms, per the related written loan agreement. The maximum balance for the year ended September 30, 2023 is $703,653. As of the date of this prospectus, the outstanding balance is $0.

(2)      For the year ended September 30, 2023, the Company provided $1,068,380 to Weiqi Huang, and received $2,522,807 from Weiqi Huang. The amount is a personal loan, and it is interest free with a maturity date of September 30, 2024, per the related written loan agreement. The maximum balance for the year ended September 30, 2023 is $5,572,480. As of the date of this prospectus, the outstanding balance is $726,685, which is expected to be received in full by September 2024 in accordance to the terms of the loan agreement.

(3)      For the year ended September 30, 2023, the Company provided $27,221 to Yi Lin, and received $343,862 from Yi Lin. The amount is a personal loan, and it is interest free with no specific repayment terms, per the related written loan agreement. The maximum balance for the year ended September 30, 2023 is $305,622. As of the date of this prospectus, the outstanding balance is $0.

(4)      The amount is a registered capital loan, and it is interest free with no specific repayment terms. The maximum balance for the year ended September 30, 2023 is $31,000. As of the date of this prospectus, the outstanding balance is $31,000.

(5)      The amount is a registered capital loan, and it is interest free with no specific repayment terms. The maximum balance for the year ended September 30, 2023 is $15,500. As of the date of this prospectus, the outstanding balance is $15,500.

(6)      The amount is a registered capital loan, and it is interest free with no specific repayment terms. The maximum balance for the year ended September 30, 2023 is $1,500. As of the date of this prospectus, the outstanding balance is $1,500.

(7)      The amount is a registered capital loan, and it is interest free with no specific repayment terms. The maximum balance for the year ended September 30, 2023 is $2,000. As of the date of this prospectus, the outstanding balance is $2,000.

(8)      For the year ended September 30, 2023, the Company provided a loan of $212,751 to Ningbo Yiqiying New Energy Co., Ltd., and was repaid $141,834 from Ningbo Yiqiying New Energy Co., Ltd. As of the date of this prospectus, the outstanding balance is $68,538.

Due to Related Parties

As of September 30, 2023 and 2022, and as of the date of this prospectus, balances due to related parties consisted of the following:

	As of September 30,
	2023	2022
Xufeng Lu	$137,076	326,165
Gaokui Zhang	135,805	—
Yi Lin	8,161	—
Total due to related parties	$281,042	326,165

For the years ended September 30, 2023 and 2022, the Company borrowed $25,672 and $0 from Xufeng Lu, and repaid $212,751 and $0 to Xufeng Lu, respectively.

For the year ended September 30, 2023, the Company repaid $0 to Gaokui Zhang, and borrowed $135,805 from Gaokui Zhang. For the year ended September 30, 2022, the Company provided $814,731 to Gaokui Zhang, and received $50,660 from Gaokui Zhang.

For the year ended September 30, 2023, the Company repaid $0 to Yi Lin, and borrowed $8,161 from Yi Lin. For the year ended September 30, 2022, the Company provided $183,873 to Yi Lin, and received $7,789 from Yi Lin.

The balance mainly represented the interest-free loan payables to the shareholders and related entity. These loans were due on demand, unsecured, unless further disclosed.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below.

We intend to adopt a second amended and restated memorandum and articles of association (which we refer to as the Articles below) immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

Upon adoption of the Articles, our authorized share capital consists of 50,000 Ordinary Shares, par value $1 per share. As of the date of this prospectus, 50,000 Ordinary Shares were issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Act on January 19, 2022. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to the bearer.

Our authorized share capital is US$50,000 divided into 50,000 Ordinary Shares of a nominal or par value of US$1 each. Subject to the provisions of the Companies Act and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may so deal with the unissued shares either at a premium or at par or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

As of the date of this prospectus, there are 50,000 Ordinary Shares issued and outstanding. At the completion of this Offering, there will be [•] Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by Nasdaq Capital Market.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)     the directors may declare dividends and pay out of any of our funds which are lawfully available for distribution; and

(b)    the Company’s shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the members but no such dividend shall exceed the amount recommended by the directors (and for the avoidance of doubt, no dividend shall be declared by the shareholders unless previously recommended by the directors).

Under the Companies Act and our Articles, we may pay dividends out of either its profit or share premium account, but a dividend may not be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to our memorandum and articles, on a show of hands, each ordinary share holder is entitled to one (1) vote, and on a poll, each ordinary share holder is entitled to one (1) vote per share on all matters subject to vote at our general meetings. In addition, votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by special resolution:

(a)     consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b)    convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(c)     subdivide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)    cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

•        either alone or jointly with any other person, whether or not that other person is a shareholder; and

•        whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Forfeiture of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment, specifying the amount unpaid, including any interest which may have accrued. The notice shall also state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

If such notice is not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of the directors to that effect.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full the amount unpaid on the shares forfeited.

A declaration whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable provisions set forth in the Articles or the Companies Act and provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•        where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•        where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        the Ordinary Share transferred is fully paid and free of any lien in favor of us;

•        any fee related to the transfer has been paid to us; and

•        the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records. However, the board of directors may determine from time to time whether and to what extent Skycorp Cayman’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Skycorp Cayman at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Skycorp Cayman in respect of the shares that such shareholder holds must have been paid.

The directors may convene general meetings whenever they think fit. The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. Skycorp Cayman’s Articles provide that upon the requisition of one or more shareholders representing not less than 10% of the voting rights entitled to vote at general meetings, the directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of at least one or more shareholders holding shares that represent not less than a majority of the outstanding shares carrying the right to vote at such general meeting.

If, within fifteen (15) minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other time or place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present and entitled to vote shall be a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

We may by special resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under our Articles, where the minimum and maximum number of directors to be appointed is not fixed, we are not required to have a minimum number of directors and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by special resolution and unless and until so fixed no share qualification shall be required.

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, the office of a director may be terminated forthwith if:

(a)     he is prohibited by the law of the Cayman Islands from acting as a director;

(b)    he is made bankrupt or makes an arrangement or composition with his creditors;

(c)     he resigns his office by notice to us;

(d)    he only held office as a director for a fixed term and such term expires;

(e)     in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)     he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)    he is found by a court or competent institution to be of unsound mind; or

(h)    without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)     the giving of any security, guarantee or indemnity in respect of:

(i)     money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)    a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)    where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)     any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)    any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)     any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)     any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)    any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Winding Up

If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution (requiring two-third majority vote of members, being entitled to do so, voting in person or by proxy) allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

(a)     the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

(b)    the date on which the name of any person was entered on the register as a shareholder; and

(c)     the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this Offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Skycorp Cayman, the person or shareholder aggrieved (or any shareholder of Skycorp Cayman or Skycorp Cayman itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England and Wales. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Cayman Islands Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors, (6) a list of the assets and liabilities of each constituent company, (7) the non-surviving constituent company has retired from any fiduciary office held or will do so, (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant, and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation (which, if not agreed between the parties, may be determined by the Grand Court of the Cayman Islands) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five percent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     Skycorp Cayman is not proposing to act illegally or ultra vires and the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% in value of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)     an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our Articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within 45 days from the date of deposit of the requisition in which case all reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Companies Act, our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act and our Articles, the Company may be wound up by a special resolution of our shareholders (requiring a two-thirds majority vote of those shareholders entitled to vote attending in person or by proxy and voting at a quorate meeting). If the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act our Articles generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of our shareholders (requiring a two-thirds majority vote of those shareholders entitled to vote attending in person or by proxy and voting at a quorate meeting).

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber.

In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to the involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we have applied to list our Ordinary Shares on the Nasdaq Stock Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [•]% of our Ordinary Shares in issue if the underwriters do not exercise their over-allotment option, and approximately [•]% of our Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

We have agreed not to, for a period of six (6) months from the closing of this offering, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, each of our directors, officers, and shareholders has agreed, for a period of six (6) months from the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Ordinary Shares and securities that are substantially similar to our Ordinary Shares, without the prior written consent of the Representative.

Rule 144

All of our Ordinary Shares that will be outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares which will equal [•] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Securities issued under Rule 701 will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, and may not be freely traded without registration or exemption thereunder.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following discussion of material Cayman Islands, BVI, Singapore, PRC, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jiangsu Junjin Law Firm, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ortoli Rosenstadt LLP.

The following summary contains a description of the Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) the Financial Secretary undertakes with Skycorp Cayman.:

(a)     that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operating entities’ operations; and

(b)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of our company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Skycorp Cayman is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Skycorp Cayman. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Skycorp Cayman may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

•        Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Singapore Taxation

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

•        the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

•        the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 7%. This rate will be raised from 7% to 8% with effect from January 1, 2023, and from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC, or the representative (the “Representative”), to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Ordinary Shares
Univest Securities, LLC	[•]
Total	[•]

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the Representative’s over-allotment option described below.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[•] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted the representative an option, exercisable for forty-five (45) days after the closing of this offering, to purchase up to an additional fifteen percent (15%) of the total number of Ordinary Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriting discounts are equal to seven percent (7%) of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us, assuming all investors are introduced by the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [•] Ordinary Shares.

	Per Share		No Exercise of Over-allotment Option		Full Exercise of Over-allotment Option
Public offering price(1)	$	[•]	$	[•]	$	[•]
Underwriting discounts(2)	$	[•]	$	[•]	$	[•]
Non-accountable allowance expense(3)	$	[•]	$	[•]	$	[•]
Proceeds to us before expenses(4)	$	[•]	$	[•]	$	[•]

____________

(1)      The initial public offering price per share is assumed as US$[•], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the Representative an underwriting discount of seven percent (7%) of the gross proceeds in this offering. We have agreed to grant the Representative a 45-day option to purchase up to fifteen percent (15%) of the aggregate number of Ordinary Shares sold in the offering. See “Underwriting” starting on page 136 of this prospectus for more information regarding our arrangements with the underwriters.

(3)      We also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

(4)      The total estimated expenses related to this offering are set forth in the section entitled “Expenses of This Offering” on page 141.

We have agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals). As of the date of this prospectus, we have paid $176,916.66 to the Representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[•].

Representative Warrants

In addition, we have agreed to sell warrants (the “Representative’s Warrants”) to the Representative, for a nominal consideration of US$0.01 per warrant, to purchase a number of Ordinary Shares equal to five percent (5%) of the total number of Ordinary Shares sold in this offering.

The Representative’s Warrants will have an exercise price equal to 110% of the offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants will be exercisable via cashless exercise for a period of five (5) years from the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Representative’s Warrants can be exercised in whole or in part. The Representative’s Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning from the date of commencement of sales of this offering. In addition, although the Representative’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriter warrants. In compliance with FINRA Rule 5110(g)(8), the unlimited piggyback registration right provided will not be greater than seven (7) years from rom the commencement of sales of this offering, and the two demand registration right will not be greater than five (5) years from the commencement of sales of this offering. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the Ordinary Shares underlying the representative’s warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Ordinary Shares underlying the representative’s warrants without registration.

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

We have agreed to grant the Representative of the underwriters for the 18-month period following the closing of this offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company. In accordance with FINRA Rule 5110(g)(6)(A)(i), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between the us and the underwriters.

Lock-Up Agreements

Each of our executive officers, directors and shareholders have agreed, without the prior written consent of the Representative, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part (the “Lock-Up Period”) and subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, except to the Underwriters pursuant to this. The Company also agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

No Sales of Similar Securities

We have agreed, for a period of six (6) months from the closing of this offering, subject to certain limited exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

In addition, we have agreed, on behalf of the Company and any successor entity, that, without the prior written consent of the underwriters, we will not, for a period of eighteen (18) months from the commencement of the first day of trading of our Ordinary Shares, directly or indirectly in any “at-the-market” or continuous equity transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares.

Offering Price Determination

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We plan to list our Ordinary Shares on Nasdaq Capital Market under the symbol “PN.” This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Offers outside of the United States

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[•]
Nasdaq Listing Fee	$	[•]
FINRA Filing Fee	$	[•]
Legal Fees and Expenses	$	[•]
Accounting Fees and Expenses	$	[•]
Printing Expenses	$	[•]
Miscellaneous Expenses	$	[•]
Total	$	[•]

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to PRC law will be passed upon for us by Jiangsu Junjin Law Firm and for the underwriters by Allbright Law Offices (Fuzhou). Ortoli Rosenstadt LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Jiangsu Junjin Law Firm with respect to matters governed by PRC law. Hunter Taubman Fischer & Li LLC may rely upon Allbright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of September 30, 2023 and 2022, and for each of the fiscal years in the period then ended included in this prospectus have been so included in reliance on the report of Pan-China Singapore PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

SKYCORP SOLAR GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
SKYCORP SOLAR GROUP LTD

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Skycorp Solar Group Ltd (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statement of operations and comprehensive income (loss), changes in equity, and cash flow for years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the result of its operations and its cash flow for the year then ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

The Company conducted transactions with its related parties and affiliates during the normal course of its business in 2023 and 2022. The Company has entered into a number of transactions with these related parties, including director borrowing and debt taken over by the director. We identified the evaluation of the identification of related parties and related party transactions as a critical audit matter. Auditor judgment was involved in assessing the sufficiency of the procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following procedures to evaluate the identification of related parties and related party transactions by the Company:

•        Conducted background checks, and reviewed other public research sources for information related to transactions between the Company and its related parties

•        Performed confirmations for account balances with related parties

•        Reviewed transaction details in the director accounts for transactions with related parties

•        Examined the Company’s reconciliation of its related parties’ transactions and balances

•        Examined the loan agreement between the Company and the director

Pan-China Singapore PAC (6255)

Chartered Accountants

Singapore

July 2, 2024

We have served as the Company’s auditor since 2023

SKYCORP SOLAR GROUP LTD

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars except for number of shares)

	September 30, 2023	September 30, 2022
	$	$
Assets
Current assets:
Cash and cash equivalents	5,642,795	3,452,791
Restricted cash	287,545	843,894
Notes receivable	591,347	482,831
Accounts receivable, net	6,462,223	784,578
Inventory, net	4,032,938	9,001,759
Due from related party	4,143,833	6,631,755
Prepaid expenses and other current assets	6,076,798	11,072,441
Total current assets	27,237,479	32,270,049
Property and equipment, net	408,158	183,890
Intangible asset	1,709,478	—
Right-of-use Asset	244,490	391,402
Total non-current assets	2,362,126	575,292
Total Assets	29,599,605	32,845,341

Liabilities and Shareholders’ Equity
Current liabilities:
Bank borrowings – current	1,600,251	1,268,842
Note payable	1,023,664	843,894
Advance from customer	2,314,368	8,879,625
Account payable & other payables	2,755,976	3,415,197
Tax payables	3,588,288	2,022,739
Lease Liabilities, Current	156,887	153,522
Due to related party	281,042	326,165
Total current liabilities	11,720,476	16,909,984
Bank borrowings – non-current	763,712	—
Lease Liabilities, Non-Current	81,277	244,371
Total non-current liabilities	844,989	244,371
Total liabilities	12,565,465	17,154,355

Equity:
Common stock ($1 par value, 50,000 shares authorized, 50,000 share issued and outstanding as of September 30, 2023 and 2022)	50,000	50,000
Additional Paid-In Capital	1,985,155	1,985,155
Retained earnings	13,804,463	12,704,802
Accumulated other comprehensive loss	(551,869)	(141,031)
Total Equity attributable to owners of the capital stock of the parent	15,287,749	14,598,926
Non-controlling interest	1,746,391	1,092,060
Total equity	17,034,140	15,690,986
Total Liabilities and Shareholders’ Equity	29,599,605	32,845,341

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars except for number of shares)

	For the year ended September 30,
	2023	2022
Revenue	$51,022,301	$62,148,521
Cost of revenues	(42,379,440)	(52,714,109)
Gross profit	8,642,861	9,434,412

Operating expenses:
Selling and marketing expenses	(2,464,908)	(2,559,679)
General and administrative expenses	(2,831,805)	(2,922,651)
Research and development expenses	(607,484)	(318,308)
Total operating expenses	(5,904,197)	(5,800,638)

Operating income	2,738,664	3,633,774

Other income (expenses):
Interest expense	(88,778)	(54,549)
Interest income	37,477	21,301
Foreign exchange loss, net	(202,859)	(520,277)
Other income, net	75,246	144,126
Total other expense,net	(178,864)	(409,399)

Income before income tax expense	2,559,800	3,224,375
Income tax expense	(752,072)	(1,074,568)
Net income	1,807,728	2,149,807

Other comprehensive income:
Foreign currency translation loss	(464,574)	(1,575,562)
Total comprehensive income	1,343,154	574,245

Net income attributable to:
Owners of the Company	1,099,661	1,618,054
Non-controlling interest	708,067	531,753
	1,807,728	2,149,807
Total comprehensive income attributable to:
Owners of the Company	688,823	159,482
Non-controlling interest	654,331	414,763
	1,343,154	574,245
Net Income per common share: Basic and diluted	36.15	43.00
Weighted Average Number of Common Share Outstanding: Basic and Diluted	50,000	50,000

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD

CONSOLIDATED STATEMENTS OF EQUITY
(In U.S. dollars except for number of shares)

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders’ Equity	Non- controlling Interest	Total Equity
	Shares	Amount
Balance at, Sep 30, 2021	50,000	50,000	1,985,155	11,086,748	1,317,541	14,439,444	677,297	15,116,741
Net income	—	—	—	1,618,054	—	1,618,054	531,753	2,149,807
Foreign currency translation adjustments	—	—	—	—	(1,458,572)	(1,458,572)	(116,990)	(1,575,562)
Balance at, Sep 30, 2022	50,000	50,000	1,985,155	12,704,802	(141,031)	14,598,926	1,092,060	15,690,986
Net income	—	—	—	1,099,661	—	1,099,661	708,067	1,807,728
Foreign currency translation adjustments	—	—	—	—	(410,838)	(410,838)	(53,736)	(464,574)
Balance at, Sep 30, 2023	50,000	50,000	1,985,155	13,804,463	(551,869)	15,287,749	1,746,391	17,034,140

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For years ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	1,807,728	2,149,807
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	263,059	30,267
Amortization of right-of-used asset	157,108	135,810
Provision for expected credit loss	115,634	117,414
Changes in Operating Assets and Liabilities:
Accounts receivable, net	(5,983,398)	(757,036)
Inventories, net	4,904,689	(4,035,388)
Notes receivable,net	(124,973)	33,141
Prepaid expenses and other current assets	4,850,467	5,090,500
Accounts payable	(622,707)	951,390
Other payable	30,365	(721,516)
Advance from customer	(6,559,743)	6,203,199
Tax payable	1,673,045	1,037,175
Note payable	208,188	855,262
Operating lease liabilities	(170,201)	(105,344)
Net Cash Provided by Operating Activities	549,261	10,984,681

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(303,410)	(168,065)
Addition to intangible assets	(1,965,343)	—
Net Cash Used in Investing Activities	(2,268,753)	(168,065)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of bank borrowings	2,446,009	1,377,787
Repayment of bank borrowings	(1,279,532)	(460,354)
Amount due from related party	2,401,288	(6,991,100)
Amount due to related party	(38,118)	(1,706,250)
Capital contributed by non-controlling shareholders	(6,650)	6,824
Net Cash Provided by (used in) Financing Activities	3,522,997	(7,773,093)

Effect of exchange rate changes on cash and restricted cash	(169,850)	(394,582)

NET INCREASE IN CASH AND RESTRICTED CASH	1,633,655	2,648,941
CASH AND RESTRICTED CASH, beginning of period	4,296,685	1,647,744
CASH AND RESTRICTED CASH, end of period	5,930,340	4,296,685

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	43,459	212,172
Interest	88,728	54,549

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

SKYCORP SOLAR GROUP LTD. (“Skycorp Solar Group,” “the Company”) was incorporated as an exempted holding company under the laws of the Cayman Islands on January 19, 2022. Skycorp Solar Group does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiaries of such entity. Skycorp Solar Group and its subsidiaries are hereinafter collectively referred to as “the Company.” Skycorp Solar Group designs, develops, manufactures and sells solar PV products and solar power system solutions service, through its indirectly wholly-owned subsidiary, Ningbo Skycorp, and subsidiaries, Zhejiang Pntech and Ningbo Pntech. Skycorp Solar Group also provides High-Performance Computing (“HPC”) products, through its indirectly wholly-owned subsidiaries, Ningbo Dcloud Information and Zhejiang Skycorp. As described below, Skycorp Solar Group became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Skycorp Solar Group controls its PRC subsidiaries through equity ownership.

The chart below summarizes our corporate structure as of the date of this report.

Weiqi Huang (CHN)
Gaokui Zhang (CHN)
Yufang Zhang (CHN)
Shulin Xin (CHN)
100%
100%
100%
100%
Skyline Tech Limited (a BVI company)
Baili Group Limited (a BVI company)
Linshan Group Limited (a BVI company)
Helios Tech Limited (a BVI company)
62%
31%
3%
4%
Skycorp Solar Group Limited (“Skycorp Solar Group”) (a Cayman company)
100%
Skycorp Digital Limited (a BVI company)
100%
100%
100%
GreenHash Limited (a HongKong company)
GreenHash PTE. Ltd. (a Singapore company)
Offshore
Onshore
100%
Guangzhou Skycorp Consulting Co., Ltd. (“Guangzhou WFOE”) (a PRC company)
Ningbo eZsolar Co., Ltd. (“Ningbo WFOE”) (a PRC company)
51%
49%
Ningbo Skycorp Solar Co., Ltd. (“Ningbo Skycorp”) (a PRC company)
100%
100%
65%
75%
Ningbo Dcloud Information Technology Co., Ltd. (“Ningbo Dcloud Information”) (a PRC company)
Zhejiang Skycorp New Energy Co., Ltd. (FKA Zhejing QuinnTek Co., Ltd.) (“Zhejiang Skycorp”) (a PRC company)
Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”) (a PRC company)
Ningbo Pntech New Energy Co., Ltd. (“Ningbo Pntech”) (a PRC company)

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The following table describes each subsidiary under the Company:

No.	Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership for year ended September 30, 2022	Percentage of effective ownership for year ended September 30, 2023	Principal Activities
1	Skycorp Digital Limited	Feb 16, 2022	BVI	100%	100%	Investment holding company
2	GreenHash Limited	March 30, 2022	Hong Kong	100%	100%	Investment holding company
3	GreenHash PTE. Ltd.	April 12, 2022	Singapore	100%	100%	Investment holding company
4	Ningbo eZsolar Co., Ltd. (“Ningbo WFOE”)	June 29, 2023	PRC	100%	100%	WFOE, a holding company
5	Guangzhou Skycorp Consulting Co., Ltd. (“Guangzhou WFOE”)	July 14, 2020	PRC	100%	100%	WFOE, a holding company
6	Ningbo Skycorp Solar Co, Ltd. (“Ningbo Skycorp”)	April 26, 2011	PRC	100%	100%	Operating entity for HPC severs and solar PV products
7	Ningbo Dcloud Information Technology Co., Ltd. (“Ningbo Dcloud Information”)	July 27, 2015	PRC	100%	100%	Operating entity engaged in the sale of HPC servers
8	Zhejiang Skycorp New Energy Co., Ltd. (FKA Zhejing QuinnTek Co, Ltd.) (“Zhejiang Skycorp”)	April 23, 2015	PRC	100%	100%	Operating entity engaged in the sale of HPC servers
9	Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”)	April 26, 2021	PRC	65%	65%	Operating entity and engages in the manufacture and sale of solar PV products
10	Ningbo Pntech New Energy Co, Ltd. (“Ningbo Pntech”)	April 22, 2011	PRC	75%	75%	Operating entity engaged in the manufacture and sale of solar PV products
11	Ningbo Superfast Technology Co., Ltd. (“Ningbo Superfast”)Note 1	May 17, 2021	PRC	51%	0%	Not actively engaged in any business.
12	Beijing TronNix Technology Co., Ltd. (“Beijing TronNix”)Note 2	August 16, 2022	PRC	100%	100%	Not actively engaged in any business.
13	Shanghai Kuiyin Information Technology Co., Ltd (“Shanghai Kuiyin”)Note 3	February 22, 2022	PRC	100%	100%	Not actively engaged in any business.

____________

Note 1     On June 21, 2023, the Company transferred all of its shares in Ningbo Superfast.

Note 2     Beijing TronNix was deregistered on November 28,2023.

Note 3     Shanghai Kuiyin was deregistered on November 28, 2023.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation and principles of consolidation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

A subsidiary is an entity in which the Company directly or indirectly controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of notes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All inter-company transactions and balances have been eliminated upon consolidation.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)    Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, lower of cost and net realizable value of inventory, the useful lives of property and equipment, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(c)     Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong and Singapore are the Hong Kong dollars (“HK$”) and Singapore dollars (“S$”) respectively. For the entities whose functional currency is the RMB, HK$ and S$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2023	September 30, 2022
Year end RMB: US$ exchange rate	7.2952	7.1099
Annual average RMB: US$ exchange rate	7.0505	6.5477
Year end HK$: US$ exchange rate	7.8308	7.8400
Annual average HK$: US$ exchange rate	7.8310	7.8227
Year end S$: US$ exchange rate	1.3656	1.4000
Annual average S$: US$ exchange rate	1.3518	1.3713

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(d)    Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2

inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, amounts due to related parties, accounts payable, advances from customers, other current payables, VAT payable and taxes payable.

(e)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)     Restricted cash

Banker’s acceptances and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. The Company’s restricted cash primarily represents banker’s acceptances.

(g)    Accounts and notes receivables, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Inventories

Inventories, primarily consisting of (1) assembly items, such as PV cable, PV connectors and accessories, etc., (2) trading goods for sales, including servers and PV cables, etc;(3) parts, mainly refers to raw materials for solar PV products. They are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(i)     Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production equipment	5 – 10 Years
Furniture, fixtures and office equipment	3 – 5 Years
Vehicles	4 – 10 Years

(j)     Intangible asset, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for invention is 20 years, and that for utility model and design patent is 10 years.

(k)     Impairment of Long-lived Assets

Long-lived assets including property and equipment, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value.

(l)     Value Added Tax

Skycorp Solar Group’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(m)    Lease

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Group categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Right-of-use (“ROU’) assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments mainly include costs related to certain IDC facilities leases which are determined based on actual number of usages. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

(n)    Short-term loan

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

(o)    Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from October 1, 2019 and used the modified retrospective method for the revenue from sales of Solar PV products, High performance computing products, and international freight forwarding services.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of solar PV products and HPC products

The Company sells solar PV products, HPC server products and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

Revenue from providing international freight forwarding services

At the request of customers, the company not only sells HPC server products, but also provides international freight forwarding services to these HPC customers or other customers. The Company’s performance obligation is to facilitate and arrange the delivery service from the warehouse to the customers. The Company recognizes revenues from its service contracts upon completion of the international freight forwarding services.

(p)    Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs.

(q)    Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(r)     Related parties

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; f) other parties that has ability to significant influence the management or operating policies of the entity.

(s)     Non-controlling Interest

A non-controlling interest in subsidiaries of the Company represents the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income.

(t)     Segment Reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in three operating segments, i.e. the business to manufacture and sell solar PV products and solar power system solutions service, the business to sell High Performance Computing products and others.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(u)    Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)     Comprehensive Income

Comprehensive income comprised the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(w)    Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(y)     Recently adopted and issued accounting pronouncements

On October 1st, 2022, the Company adopted ASU No. 2021-10, Government Assistance (Topic 832): This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted the ASU prospectively on October 1st, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

3.      REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the years ended September 30, 2023 and 2022, respectively:

	For the year ended September 30, 2023	For the year ended September 30, 2022
Revenues
Solar PV products	36,675,752	24,540,222
High performance computing products	14,139,923	34,519,422
Others	206,626	3,088,877
Total revenues	51,022,301	62,148,521

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      REVENUES AND COST OF REVENUES (cont.)

Solar PV products mainly consist of servers, photovoltaic cable and photovoltaic connectors.

High performance computing (“HPC”) products mainly refer to the HPC servers and accessories delivered to the Customers. These HPC Customers are potential solar PV products Customers.

The Other revenue refers to the agency fee income from international freight forwarder.

Cost of solar PV products and HPC products revenues consist primarily of cost of products, labor cost, and other overhead expenses. The following table identifies the disaggregation of the Company’s cost of revenues for the years ended September 30, 2023 and 2022, respectively:

	For the year ended September 30, 2023	For the year ended September 30, 2022
Cost of revenues
Solar PV products	30,711,003	20,490,504
High performance computing products	11,482,753	29,568,512
Others	185,684	2,655,093
Total cost of revenues	42,379,440	52,714,109

4.      RESTRICTED CASH

Restricted cash was $287,545 and $843,894 as of September 30, 2023 and 2022 respectively. The balance represents the deposit in the bank for existing notes payable balance. The restricted cash is interest free, and will be released upon the settlement of notes payable.

5.      NOTES RECEIVABLE

Notes receivable was $591,347 and $482,831 as of September 30, 2023 and 2022 respectively. Notes receivables relate to commercial notes issued by banks for outstanding balances from customers. These will be released to the Company on maturity date and is interest free.

6.      ACCOUNTS RECEIVABLE

As of September 30, 2023 and 2022, accounts receivable consisted of the following:

	As of September 30, 2023	As of September 30, 2022
Accounts receivable	$6,605,338	$844,602
Accumulated allowance for doubtful debts	(143,115)	(60,024)
Accounts receivable, net	$6,462,223	$784,578

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.      ACCOUNTS RECEIVABLE (cont.)

The movement in the allowance for account receivable during the years was as follows:

	September 30,
	2023	2022
Balance at October 1 and September 30,	$60,024	579
Additions	107,552	64,608
Amount provide and subsequently received during the year	(19,471)	—
Bad debt written off	(529)	—
Effects of currency translation	(4,461)	(5,163)
Balance at October 1 and September 30,	$143,115	60,024

7.      INVENTORIES

As of September 30, 2023 and 2022, inventories consisted of the following:

	As of September 30,
	2023	2022
Assembly items(1)	$2,279,620	$1,666,940
Trading goods(2)	1,215,273	7,535,713
Parts(3)	1,509,373	767,615
Accumulated impairment for inventory	(971,328)	(968,509)
Total Inventory	$4,032,938	$9,001,759

____________

(1)      Assembly items includes PV cable, PV connectors and accessories.

(2)      Trading goods mainly refers to the HPC servers.

(3)      Parts mainly refers to raw materials for solar PV products.

The movement in the allowance for impairment in respect of inventory during the years was as follows:

	September 30,
	2023	2022
Balance at October 1 and September 30,	$968,509	$88,354
Additions	28,371	964,721
Effects of currency translation	(25,552)	(84,566)
Balance at October 1 and September 30,	$971,328	$968,509

8.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2023	2022
Advances paid to suppliers(1)	$5,525,069	$10,302,911
Deposit	32,157	84
Advances to non-directors/office employees(2)	68,405	65,621
VAT	413,035	718,404
Other	138,727	61,315
Allowance for bad debt	(100,595)	(75,894)
Total prepaid expenses and other current assets	$6,076,798	$11,072,441

____________

(1)      The balance represented advances that the Company’s subsidiaries have paid to the suppliers.

(2)      The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      PROPERTY AND EQUIPMENT, NET

As of September 30, 2023 and 2022, property and equipment, net consisted of the following:

	Furniture, fixtures and office equipment	Production equipment	Vehicles	Total
Cost
At September 30,2021	3,559	82,509	5,969	92,037
Additions during the year	24,049	135,560	8,456	168,065
Effects of currency translation	(2,236)	(18,454)	(1,228)	(21,918)
At September 30,2022	25,372	199,615	13,197	238,184
Additions during the year	12,649	258,024	32,737	303,410
Effects of currency translation	(1,068)	(13,725)	(1,433)	(16,226)
At September 30,2023	36,953	443,914	44,501	525,368

Accumulated depreciation
At September 30,2021	2,294	21,757	5,103	29,154
Depreciation during the year	4,660	24,069	1,538	30,267
Effects of currency translation	(584)	(3,944)	(599)	(5,127)
At September 30,2022	6,370	41,882	6,042	54,294
Depreciation during the year	9,284	48,249	8,992	66,525
Effects of currency translation	(473)	(2,681)	(455)	(3,609)
At September 30,2023	15,181	87,450	14,579	117,210

Net book value
At September 30,2022	19,002	157,733	7,155	183,890
At September 30,2023	21,772	356,464	29,922	408,158

For the years ended September 30, 2023 and 2022, depreciation expense amounted to $66,525 and $30,267, respectively.

10.    INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30,
	2023	2022
Patent right	$1,965,343	$—
Subtotal	1,965,343	—
Less: accumulated amortization	196,534	—
Effects of currency translation	(59,331)	—
Intangible asset,net book value	$1,709,478	$—

The Company recorded amortization expenses of $196,534 and $0 for the years ended September 30, 2023 and 2022 respectively.

There were no intangible assets being disposed or pledged for the years ended September 30, 2023 and 2022.

No impairment losses were recognized on intangible assets for the years ended September 30, 2023 and 2022.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    INTANGIBLE ASSETS (cont.)

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

	September 30,
	2023	2022
Finite-lived intangible assets
Within 1 year	$196,536	$—
1 – 2 years	196,536	—
2 – 3 years	196,536	—
3 – 4 years	196,536	—
4 – 5 years	196,536	—
Thereafter	726,798	—
Total	$1,709,478	$—

11.    RIGHT-OF-USE ASSETS

Cost	$
At September 30, 2021	141,778
Additions during the year	513,829
Effects of currency translation	(56,847)
At September 30, 2022	598,760
Write-off during the year	(129,570)
Effects of currency translation	(10,863)
At September 30, 2023	458,327

Accumulated depreciation
At September 30, 2021	104,378
Depreciation during the year	122,447
Effects of currency translation	(19,467)
At September 30, 2022	207,358
Depreciation during the year	141,723
Write-off during the year	(129,570)
Effects of currency translation	(5,674)
At September 30, 2023	213,837

Net book value
At September 30, 2022	391,402
At September 30, 2023	244,490

Right of use assets consisted of renting of offices and warehouses. The terms of right of use assets ranged for three years with the earliest start date being July 1, 2019.

12.    ADVANCES FROM CUSTOMERS

The advances from customers were $2,314,368 and $8,879,625 as of September 30, 2023 and 2022. The advances from customers are interest free and generated in the normal course of business.

The Company shipped the HPC products based on customers’ instructions which could happen months after receiving advance payments.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    TAX PAYABLES

As of September 30, 2023 and 2022, tax payables consisted of the following:

	As of September 30,
	2023	2022
VAT and other tax payables	$1,252,798	$337,153
Income taxes payable	2,327,612	1,685,586
Others	7,877	—
Tax payables	$3,588,288	$2,022,739

14.    ACCOUNT PAYABLE AND OTHER PAYABLES

	September 30,
	2023	2022
Account payable	$2,492,140	3,174,596
Accrued payroll and welfare payables	123,579	106,568
Interest payable	—	858
Others	140,257	133,175
	$2,755,976	3,415,197

15.    OPERATING LEASE LIABILITIES

Operating Leases

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The Company has elected to not recognize lease assets and liabilities for these leases with a term less than twelve months.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancellable operating leases are as follows:

	As of September 30, 2023	As of September 30, 2022
	$	$
Within 1 year	164,492	168,779
After 1 year but within 5 years	82,246	253,168
Total lease payments	246,738	421,947

Less: imputed interest	(8,574)	(24,054)
Total lease obligations	238,164	397,893
Less: current obligations	(156,887)	(153,522)
Long-term lease obligations	81,277	244,371

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    OPERATING LEASE LIABILITIES (cont.)

A summary of supplemental information related to operating leases are as follows:

	September 30 2023	September 30 2022
Weighted average remaining lease term	1.37 years	2.67 years
Weighted average discount rate	4.75%	4.75%

For the purpose of statements of cash flows, the reconciliation of liability arising from operating activities as follows:

	As of September 30, 2023	As of September 30, 2022
	$	$
Non-cash flows
Additions	—	510,562
Accretion of interest	15,385	13,363

16.    BANK BORROWINGS

The following table sets forth information of the bank borrowings:

	As of September 30, 2023	As of September 30, 2022
Short-term loan	1,600,251	1,268,842
Long-term loan	763,712	—
Total bank borrowings	2,363,963	1,268,842

For the years ended September 30, 2023, and 2022, the loans bear annual interest rate ranging from 3.80% to 9.36%. The long term loans are repayable in two years and are guaranteed by Gaokui Zhang, Yi Lin and Weiqi Huang.

17.    NOTES PAYABLE

Notes payable was $1,023,664 and $843,894 as of September 30, 2023 and 2022 respectively.

Notes payables relate to commercial notes issued by banks for outstanding balances from suppliers. These will be released to the suppliers on maturity date and is interest free.

18.    RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended September 30, 2023 and 2022:

	Name	Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Director and Chief Operating Officer
(c)	Xufeng Lu	Chief Technology Officer
(d)	Yi Lin	Wife of Gaokui Zhang
(e)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(f)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(g)	Linshan Group Limited	Minor shareholder
(h)	Helios Tech Limited	Minor shareholder
(i)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.    RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Due from related parties

As of September 30, 2023 and 2022, balances due from related parties, consisted of the following:

	As of September 30,
	2023	2022
Gaokui Zhang	$—	703,653
Weiqi Huang	4,025,295	5,572,480
Yi Lin	—	305,622
Skyline Tech Limited (BVI)	31,000	31,000
Baili Group Limited (BVI)	15,500	15,500
Linshan Group Limited (BVI)	1,500	1,500
Helios Tech Limited (BVI)	2,000	2,000
Ningbo Yiqiying New Energy Co., Ltd.	68,538	—
Total due from related parties	$4,143,833	6,631,755

For the year ended September 30, 2022, the Company provided $6,964,572 (RMB45,601,927) to Weiqi Huang, and received $913,629 (RMB5,982,159) from Weiqi Huang. As a result, balance due to Weiqi Huang increased from $0 as of September 30, 2021, to $5,572,480(RMB39,619,768) as of September 30, 2022. For the year ended September 30, 2023, the Company provided $1,068,380 (RMB7,532,610) to Weiqi Huang, and received $2,522,807 (RMB17,787,049) from Weiqi Huang. As of September 30, 2023, the balance due to Weiqi Huang was $4,025,295(RMB29,365,329).

The loans provided to Weiqi Huang were interest free and with a maturity date of September 30, 2024.

Subsequent to year end, a total amount of $3,298,610 (RMB24,085,385) was received from Weiqi Huang, the remaining balance of $726,685 (RMB 5,279,944) is expected to be received in full by September 2024 in accordance to the terms of the loan agreement.

For the year ended September 30, 2023, the Company provided a loan of $212,751 (RMB1,500,000) to Ningbo Yiqiying New Energy Co., Ltd., and was repaid $141,834 (RMB1,000,000) from Ningbo Yiqiying New Energy Co., Ltd.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them. The assessment may include reviewing the related party’s financial statements, payment history, and other relevant information.

Due to Related Parties

As of September 30, 2023 and 2022, balances due to related parties consisted of the following:

	As of September 30,
	2023	2022
Xufeng Lu	$137,076	326,165
Gaokui Zhang	135,805	—
Yi Lin	8,161	—
Total due to related parties	$281,042	326,165

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.    RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

For the years ended September 30, 2023 and 2022, the Company received $25,672 (RMB181,000) and $0 from Xufeng Lu, and repaid $212,751 (RMB1,500,000) and $0 to Xufeng Lu, respectively.

For the year ended September 30, 2022, the Company provided $814,731 (RMB5,334,613) to Gaokui Zhang, and received $50,660 (RMB331,709) from Gaokui Zhang. As a result, balance due from Gaokui Zhang increased from $0 as of September 30, 2021 to $703,653(RMB5,002,904) as of September 30, 2022. However, for the year ended September 30, 2023, the Company provided $589,483(RMB4,156,148) to Gaokui Zhang, and received $1,439,582 (RMB10,149,774) from Gaokui Zhang. Gaokui Zhang has settled the balance owed to the Company as of September 30, 2022, and paid an extra amount on behalf of the Company in the year ended September 30, 2023 which resulted in a balance due to Gaokui Zhang of $135,805(RMB990,722) as of September 30, 2023.

For the year ended September 30, 2022, the Company provided $183,873 (RMB1,203,845) to Yi Lin, and received $7,789 (RMB51,000) from Yi Lin. As a result, balance due from Yi Lin increased from $158,302(RMB1,020,000) as of September 30, 2021 to $305,622(RMB2,172,945) as of September 30, 2022. However, for the year ended September 30, 2023, the Company provided $27,221(RMB191,920) to Yi Lin, and received $343,862 (RMB2,424,399) from Yi Lin. Yi Lin has settled the balance owed to the Company as of September 30, 2022, and paid an extra amount on behalf of the Company in the year ended September 30, 2023 which resulted in a balance due to Yi Lin of $8,161(RMB59,534) as of September 30, 2023.

19.    NON-CONTROLLING INTERESTS (NCI)

Non-controlling interests (“NCI”) represent the portion of net assets in consolidated entities that are not owned by the Company.

The following tables represent the non-controlling ownership interests and non-controlling interest balances reported in stockholder’s equity as of September 30, 2023 and 2022 respectively.

	Ningbo Pntech		Zhejiang Pntech		Ningbo Superfast		Total
	Sept 30, 2023	Sept 30, 2022	Sept 30, 2023	Sept 30, 2022	Sept 30, 2023	Sept 30, 2022	Sept 30, 2023	Sept 30, 2022
NCI ownership interest	25%	25%	35%	35%	49%	49%
NCI balances	510,636	589,768	1,235,755	502,981	—	(689)	1,746,391	1,092,060

The summarized financial information for subsidiaries that have non-controlling interests which are material to the Company are provided below. This information is based on amounts before inter-company elimination.

Summarized statement of financial position as at

	Ningbo Pntech		Zhejiang Pntech		Ningbo Superfast		Total
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Non-current assets	33,476	47,000	2,328,650	528,292	—	—	2,362,126	575,292
Current assets	2,690,644	3,307,532	10,261,619	5,991,971	—	14,014	12,952,263	9,313,517
Current liabilities	(656,936)	(970,814)	(8,667,872)	(4,528,417)	—	(4)	(9,324,808)	(5,499,235)
Non-current liabilities	—	—	(81,277)	(244,371)	—	—	(81,277)	(244,371)
Net assets	2,067,184	2,383,718	3,841,120	1,747,475	—	14,010	5,908,304	4,145,203

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.    NON-CONTROLLING INTERESTS (NCI) (cont.)

	Ningbo Pntech		Zhejiang Pntech		Ningbo Superfast		Total
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Net Assets	2,067,184	2,383,718	3,841,120	1,747,475	—	14,010	5,908,304	4,145,203
Less: Capital and additional paid-in capital	(559,621)	(559,621)	(310,395)	(310,395)	—	(15,492)	(870,016)	(885,508)
Less: OCI	136,505	84,840	273,948	155,353	—	1,419	410,453	241,612
Retained earnings	1,644,068	1,908,937	3,804,673	1,592,433	—	(63)	5,448,741	3,501,307
Retained earnings attributable to NCI	411,017	477,234	1,331,634	557,352	—	(31)	1,742,651	1,034,555
Plus: OCI attributable to NCI	99,619	112,534	(95,879)	(54,371)	—	(695)	3,740	57,468
Plus: Retained earnings from acquisition	—	—	—	—	—	37	—	37
NCI balances	510,636	589,768	1,235,755	502,981	—	(689)	1,746,391	1,092,060

20.    INCOME TAXES

Cayman Islands

Under the current laws of Cayman Islands, The Company is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

BVI

Under the current laws of the BVI, Skycorp Digital Limited, the Company’s BVI subsidiary, is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HK$”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries, GreenHash Limited, did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for the years ended September 30, 2023 and 2022.

Singapore

GreenHash PTE. Ltd., the Company’s Singaporean subsidiary, is incorporated in Singapore where tax is levied on profits at rate of 17.0%. Singapore uses a territorial tax system. Post-tax profit distributions (i.e. dividends) to shareholders are tax-free. Singapore does not tax on capital gains.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.    INCOME TAXES (cont.)

The components of the income tax provision are:

	For the years ended September 30,
	2023	2022
Current	$752,072	$1,074,568
Deferred	—	—
Total income tax provision	$752,072	$1,074,568

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended September 30,
	2023	2022
Net income before provision for income taxes	$2,559,800	$3,224,375
PRC statutory tax rate	25.00%	25.00%
Income tax at statutory tax rate	639,950	806,093

Other	112,122	268,475
Income tax expense	$752,072	$1,074,568
Effective tax rates	29%	33%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2023 and 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of September 30, 2023 and 2022, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of September 30, 2023 and 2022, there was no net operating loss carried forward.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2023 and 2022. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2023 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.    EQUITY

(a)    Common stock and Additional Paid In Capital

The Company was established under the laws of the Cayman Islands on January 31, 2022. The Company’s shareholders have planned to fund the $50,000 capital in Cayman Islands.

As of September 30, 2023 and 2022, the Company and its subsidiaries received accumulated capital contributions of $1,985,155 and $1,985,155, respectively, from its shareholders, which were recorded as additional paid in capital at the consolidated level.

(b)    Retained Earnings

Retained earnings refer to the profits that the Company reserves for future distribution or uncertain how to distribute. As of September 30, 2023 and 2022, the total retained earnings were $13,804,463 and $12,704,802, respectively.

(c)     Non-controlling interest

As of September 30, 2023 and 2022, the Company’s non-controlling interest were $1,746,391 and $1,092,060 respectively, representing 35% equity interest of Zhejiang Pntech, 25% equity interest of Ningbo Pntech and 49% equity interest on Ningbo Superfast.

22.    SEGMENT REPORTING

The Company has determined that it operates in two main operating segments: (1) Solar PV products and (2) High performance computing products.

The Company’s CODM, Chief executive officer (Huang Weiqi), measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2023, and 2022:

	For the Year Ended September 30, 2023
	Solar PV products	High performance computing products	Others(1)	Consolidated
Current assets	$12,511,293	14,726,186	—	27,237,479
Non-current assets	2,362,126	—	—	2,362,126
Revenues	36,675,752	14,139,923	206,626	51,022,301
Segment gross profit	5,964,749	2,657,170	20,942	8,642,861
Segment gross margin	16.26%	18.79%	10.14%	15.18%
	For the Year Ended September 30, 2022
	Solar PV products	High performance computing products	Others(1)	Consolidated
Current assets	$9,071,815	23,198,234	—	32,270,049
Non-current assets	575,292	—	—	575,292
Revenues	24,540,222	34,519,422	3,088,877	62,148,521
Segment gross profit	4,049,718	4,950,910	433,784	9,434,412
Segment gross margin	$16.50%	14.34%	14.04%	15.18%

____________

(1)      Others represented the businesses that are individually immaterial.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.    CONCENTRATIONS

Concentrations of Credit Risk

As of September 30, 2023 and 2022, cash and cash equivalents balances in the PRC are $5,642,795 and $3,452,791, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $70,324). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended September 30, 2023, and 2022.

	For year ended September 30, 2023		For year ended September 30, 2022
Customers	Amount	Percentage	Amount	Percentage
A	$6,645,357	13.02%	$14,462,585	23.26%
B	*	*	10,325,984	16.61%
C	6,077,873	11.91%	—	—

A — regular customer in 2023 and 2022.

B — regular customer in 2023 and 2022, but with less than 10% of the Company’s revenue in 2023.

C — newly developed customer in 2023

The biggest customer was a newly developed HPC customer for the year ended September 30, 2023 and 2022.

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended September 30, 2023 and 2022.

	For year ended September 30, 2023		For year ended September 30, 2022
Suppliers	Amount	Percentage	Amount	Percentage
A	$—	—	$12,269,342	22.75%
B	*	*	7,617,676	14.12%
C	7,616,303	21.19%	6,754,061	12.52%
D	7,733,504	21.52%	6,090,580	11.29%
E	—	—	5,579,069	10.34%
F	4,189,131	11.65%	—	—
G	3,867,599	10.76%	*	*

____________

*        represented the percentage below 10%

A — newly developed supplier in 2022;

B — regular supplier in 2023 and 2022, but with less than 10% of the Company’s purchase in 2023.

C, D — regular suppliers in 2022 and 2023;

E — No business transactions occurred during 2023.

F — newly developed supplier in 2023;

G — regular supplier in 2023 and 2022, but with less than 10% of the Company’s purchase in 2022.

SKYCORP SOLAR GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into an operating lease of building for production, office and warehouse in Ningbo City, Zhejiang Province, China with a term of 3 years. Our commitment for minimum lease payment under this operating lease as of September 30, 2023 and 2022 are disclosed in Note 15.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2023 and 2022 and through the issuance date of these consolidated financial statements.

25.    SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through July 2, 2024, which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

Subsequent to year end, a total amount of $3,298,610 (RMB24,085,385) was received from Weiqi Huang, the remaining balance of $726,685 (RMB 5,279,944) is expected to be received in full by September 2024 in accordance to the terms of the loan agreement.

On January 26, 2024, the Company transferred all of its shares in Ningbo Superfast Technology Co., Ltd. which was not actively engaged in any business.

In November 2023, the Company deregistered Shanghai Kuiyin Information Technology Co., Ltd, which was not actively engaged in any business.

On November 28, 2023, the Company deregistered Beijing TronNix Technology Co., Ltd. which was not actively engaged in any business.

EXHIBIT INDEX

No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association
4.1*	Form of Representative’s Warrant
5.1*	Opinion of Ogier, Company’s Cayman Islands counsel regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Ortoli Rosenstadt LLP, U.S. counsel to Skycorp Solar Group Limited, as to the enforceability of the Representative’s Warrants
8.1*	Opinion of Jiangsu Junjin Law Firm regarding certain PRC tax matters (included in 99.1)
10.1*	Form of Employment Agreement by and between the Registrant and executive officers
10.2*	Form of Director Offer Letter by and between the Registrant and its directors
10.3+	Form of Sales Agreement between Ningbo Skycorp and a HPC server customer
10.4+	Form of Sales Agreement between Ningbo Skycorp and a HPC server customer
10.5+	Form of Solar Cable Sales Agreement
10.6+	Form of Solar Inverter Sales Agreement
10.7+	Translation of Loan Agreement with Gaokui Zhang, dated September 30, 2022
10.8+	Translation of Loan Agreement with Weiqi Huang, dated September 30, 2023
10.9+	Translation of Loan Agreement with Yi Lin, dated September 30, 2022
14.1*	Code of Business Conduct and Ethics
19.1*	Insider Trading Policies
21.1**	List of Subsidiaries
23.1*	Consent of Pan-China Singapore PAC
23.2*	Consent of Ogier (included in 5.1)
23.3*	Consent of Jiangsu Junjin Law Firm (included in 99.1)
23.4*	Consent of Ortoli Rosenstadt LLP (included in 5.2)
23.7*	Consent of Zhen Meng (Independent Director Nominee)
23.8*	Consent of Mengying Wang (Independent Director Nominee)
23.9*	Consent of Baosong Li (Independent Director Nominee)
97.1*	Executive Compensation Recovery Policy
99.1*	Opinion of Jiangsu Junjin Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nomination Committee Charter
107*	Filing Fee Table

____________

+        Filed herewith.

*        To be filed by Amendment.

**      Previously filed

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)      That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ningbo, Zhejiang province, China on            , 2024.

Skycorp Solar Group Limited
By:
Name:	Weiqi Huang
Title:	Chief Executive Officer, Chairman of the Board, Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on            , 2024.

Signature	Title	Date
	Chief Executive Officer and Director	, 2024
Name: Weiqi Huang	(Principal Executive Officer)
	Chief Financial Officer	, 2024
Name: Yongheng Xin	(Principal Accounting and Financial Officer)
	Chief Information Officer and Director	, 2024
Name: Jiye He

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Weiqi Huang, has signed this registration statement or amendment thereto in New York, NY, United States on            , 2024.

Authorized U.S. Representative
By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.